Exhibit 99.2

WOORI BANK

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

WOORI BANK

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean on August 11, 2017

To the Shareholders and the Board of Directors of

Woori Bank

Report on the Separate Interim Financial Statements

We have reviewed the accompanying separate interim financial statements of Woori Bank (the “Bank”). The financial statements consist of the separate statements of financial position as of June 30, 2017, the related separate interim statements of comprehensive income for the three and six months ended June 30, 2017 and 2016, respectively, the related separate statements of changes in shareholders’ equity and cash flows, all expressed in Korean Won, for the six months ended June 30, 2017 and 2016, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Interim Financial Statements

The Bank’s management is responsible for the preparation and fair presentation of the accompanying separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying separate interim financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of separate interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements of the Bank are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/kr/about to learn more about our global network of member firms.

© 2017. For information, contact Deloitte Anjin LLC

Others

We audited the separate statement of financial position as of December 31, 2016, and the related separate statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2016 (not presented in the accompanying separate interim financial statements), all expressed in Korean Won, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 3, 2017. The separate statement of financial position as of December 31, 2016 presented as a comparative purpose in the accompanying interim financial statements does not differ, in all material respects, from the audited separate statement of financial position as of December 31, 2016.

Accounting principles and review standards and their application in practice vary among countries. The accompanying separate interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate interim financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

August 11, 2017

Notice to Readers

This report is effective as of August 11, 2017, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the review report date and the time the report is read. Such events or circumstances could significantly affect the separate interim financial statements and may result in modifications to the independent accountants’ review report.

WOORI BANK

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

The accompanying separate interim financial statements including all footnote disclosures were prepared by and are the responsibility of the management of the Bank.

Kwang Goo Lee

President and Chief Executive Officer

Main Office Address:	(Road Name Address)	51, Sogong-ro, Jung-gu, Seoul
	(Phone Number)	02-2002-3000

WOORI BANK

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

	June 30, 2017	December 31, 2016
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 6 and 45)	6,095,746	6,104,029
Financial assets at fair value through profit or loss (Notes 4, 7, 11, 12, 18 and 26)	3,007,323	4,076,872
Available-for-sale financial assets (Notes 4, 8, 11, 12 and 18)	18,149,919	18,105,862
Held-to-maturity financial assets (Notes 4, 9, 11, 12 and 18)	15,059,372	13,792,266
Loans and receivables (Notes 4, 10, 11, 12, 18 and 45)	247,306,721	241,508,048
Investments in subsidiaries and associates (Note 13)	3,911,552	3,779,169
Investment properties (Note 14)	344,650	348,393
Premises and equipment (Note 15)	2,344,746	2,342,280
Intangible assets (Note 16)	275,842	242,230
Assets held for sale (Note 17)	7,577	2,342
Deferred tax assets	136,793	162,211
Derivative assets (Notes 4,11, 12 and 26)	140,143	140,577
Net defined benefit assets (Note 24)	9,469	70,938
Other assets (Notes 19 and 45)	96,367	96,926

Total assets	296,886,220	290,772,143

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4, 11, 12, 20 and 26)	2,507,374	3,793,479
Deposits due to customers (Notes 4, 11, 21 and 45)	216,321,706	211,382,380
Borrowings (Notes 4, 11, 12 and 22)	14,248,618	16,060,821
Debentures (Notes 4, 11 and 22)	19,910,124	18,166,057
Provisions (Notes 23 and 44)	338,990	380,473
Current tax liabilities	190,454	148,672
Derivative liabilities (Notes 4, 11,12 and 26)	8,587	7,221
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	23,543,680	20,827,284
Other liabilities (Notes 25 and 45)	124,720	153,238

Total liabilities	277,194,253	270,919,625

(Continued)

WOORI BANK

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 (CONTINUED)

	June 30, 2017	December 31, 2016
	(Korean Won in millions)
EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,017,888	3,574,896
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	(109,296)	138,542
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of June 30, 2017 and December 31, 2016 is 2,017,342 million Won and 1,880,447 million Won, respectively)
Regulatory reserve for credit loss to be reserved(reversed) as of June 30, 2017 and December 31, 2016 is (-)10,806 million Won and 136,895 million Won, respectively
Planned provision (reversal) of regulatory reserve for credit loss as of June 30, 2017 and December 31, 2016 is (-)10,806 million Won and 136,895 million Won, respectively)	13,132,450	12,488,155

Total equity	19,691,967	19,852,518

Total liabilities and equity	296,886,220	290,772,143

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE SIX MONTHS ENDED

JUNE 30, 2017 AND 2016

	Korean Won
	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(In millions, except for income per share data)
Interest income	1,812,779	3,600,783	1,860,745	3,735,659
Interest expense	734,605	1,469,125	802,156	1,619,520

Net interest income (Notes 34 and 45)	1,078,174	2,131,658	1,058,589	2,116,139
Fees and commissions income	257,606	529,177	248,397	497,511
Fees and commissions expense	36,423	63,327	39,748	75,189

Net fees and commissions income (Notes 35 and 45)	221,183	465,850	208,649	422,322
Dividend income (Note 36)	31,229	61,736	103,431	159,589
Net gain on financial instruments at fair value through profit or loss (Note 37)	14,430	(137,593)	100,640	43,773
Net gain on available-for-sale financial assets (Note 38)	77,021	90,238	19,427	31,156
Impairment losses due to credit loss (Notes 39 and 45)	(145,750)	(179,904)	(197,682)	(324,642)
General and administrative expenses (Notes 40 and 45)	(691,823)	(1,350,512)	(790,768)	(1,475,960)
Other net operating income (expenses) (Notes 40 and 45)	(68,990)	216,867	(152,685)	(176,924)

Operating income	515,474	1,298,340	349,601	795,453
Share of losses of subsidiaries and associates (Note 13)	(18,563)	(37,547)	(6,716)	(6,853)
Other net non-operating income (expenses)	22,164	36,671	(4,184)	18,808

Non-operating income (loss) (Note 41)	3,601	(876)	(10,900)	11,955

Net income before income tax expense	519,075	1,297,464	338,701	807,408
Income tax expense (Note 42)	116,552	293,038	49,933	136,167

Net income
(Net income after the provision of regulatory reserve for credit loss for the six months ended June 30, 2017 and 2016 is 1,015,232 million Won and 689,110 million Won, respectively, and net income after the provision of regulatory reserve for credit loss for the three months ended June 30, 2017 and 2016 is 414,833 million Won and 308,108 million Won, respectively) (Note 32)	402,523	1,004,426	288,768	671,241

(Continued)

WOORI BANK

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE SIX MONTHS ENDED

JUNE 30, 2017 AND 2016 (CONTINUED)

	Korean Won
	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(In millions, except for income per share data)
Remeasurement gain (loss) related to defined benefit plan	16,563	(8,949)	(11,513)	(44,727)

Items that will not be reclassified to profit or loss	16,563	(8,949)	(11,513)	(44,727)
Gain (loss) on valuation of available-for-sale financial assets	(38,433)	(16,218)	(50,357)	42,649
Gain (loss) on foreign currency translation of foreign operations	6,761	(14,513)	2,628	(192)

Items that may be reclassified to profit or loss	(31,672)	(30,731)	(47,729)	42,457
Other comprehensive loss, net of tax	(15,109)	(39,680)	(59,242)	(2,270)

Total comprehensive income	387,414	964,746	229,526	668,971

Net income per share (in Korean Won) (Note 43)
Basic and diluted earnings per common share	536	1,358	355	848

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2016	3,381,392	3,334,002	269,533	106,016	11,798,375	18,889,318
Net income	—	—	—	—	671,241	671,241
Dividends on common stock	—	—	—	—	(168,317)	(168,317)
Gain on valuation of available-for-sale financial assets	—	—	—	42,649	—	42,649
Loss on foreign currency translation of foreign operations	—	—	—	(192)	—	(192)
Remeasurement loss related to Defined benefit plan	—	—	—	(44,727)	—	(44,727)
Dividends to hybrid securities	—	—	—	—	(100,236)	(100,236)

June 30, 2016	3,381,392	3,334,002	269,533	103,746	12,201,063	19,289,736

January 1, 2017	3,381,392	3,574,896	269,533	138,542	12,488,155	19,852,518
Net income	—	—	—	—	1,004,426	1,004,426
Dividends on common stock	—	—	—	—	(269,308)	(269,308)
Loss on valuation of available-for-sale financial assets	—	—	—	(16,218)	—	(16,218)
Loss on foreign currency translation of foreign operations	—	—	—	(14,513)	—	(14,513)
Remeasurement oss related to Defined benefit plan	—	—	—	(8,949)	—	(8,949)
Dividends to hybrid securities	—	—	—	—	(90,823)	(90,823)
Issuance of hybrid securities	—	559,565	—	—	—	559,565
Redemption of hybrid securities	—	(1,116,573)	—	(208,158)	—	(1,324,731)

June 30, 2017	3,381,392	3,017,888	269,533	(109,296)	13,132,450	19,691,967

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	For the six months ended June 30
	2017	2016
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,004,426	671,241
Adjustment to net income:
Income tax expense	293,038	136,167
Interest income	(3,600,783)	(3,735,659)
Interest expense	1,469,125	1,619,520
Dividend income	(80,000)	(180,656)

	(1,918,620)	(2,160,628)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	179,904	324,642
Impairment loss on investments in subsidiaries and associates	37,547	6,853
Loss on transaction of derivatives / valuation of derivatives (hedging)	11,811	19,012
Loss on fair value hedged items	15,846	118,700
Provision for guarantee and loan commitment and others	6,800	3,035
Retirement benefits	65,868	70,159
Depreciation and amortization of premises and equipment, intangible assets and investment properties	84,527	90,075
Loss on disposal of premises and equipment and other assets	437	5,843
Impairment loss on premises and equipment and other assets	44	139

	402,784	638,458

Deductions of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	14,996	189,238
Gain on available-for-sale financial assets	90,238	31,156
Gain on transaction of derivatives / valuation of derivatives (hedging)	11,354	111,505
Gain on fair value hedged items	11,860	18,113
Reversal of provisions and others	1,219	619
Gain on disposal of investment in subsidiaries and associates	8,227	3,679
Gain on disposal of premises and equipment and other assets	1,609	67
Reversal of impairment loss on premises and equipment and other assets	32	443

	139,535	354,820

(Continued)

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016 (CONTINUED)

	For the six months ended June 30
	2017	2016
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(201,559)	(23,865)
Loans and receivables	(5,931,291)	(14,889,835)
Other assets	61,129	(2,826)
Deposits due to customers	4,941,718	8,963,522
Provision for guarantee, loan commitment and others	(4,288)	(70,645)
Net defined benefit assets	(16,163)	(157,845)
Other financial liabilities	2,840,767	6,119,452
Other liabilities	(27,453)	(23,470)

	1,662,860	(85,512)

Cash received from operating activities:
Interest income received	3,674,796	3,733,374
Interest expense paid	(1,574,740)	(1,638,879)
Dividend received	77,629	180,656
Income tax paid	(214,501)	(102,019)

Net cash provided by operating activities	2,975,099	881,871

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	11,135,794	9,730,481
Redemption of held-to-maturity financial assets	4,584,130	3,863,817
Decrease in investments in subsidiaries and associates	19,099	51,385
Disposal of premises and equipment	843	—
Disposal of intangible assets	383	200
Disposal of assets held for sale	5,954	8,082

	15,746,203	13,653,965

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	11,157,104	10,967,993
Acquisition of held-to-maturity financial assets	5,912,247	4,042,104
Increase in investments in subsidiaries and associates	138,695	29,799
Acquisition of investments in properties	795	—
Acquisition of premises and equipment	49,316	39,246
Acquisition of intangible assets	81,081	33,631

	17,339,238	15,112,773

Net cash used in investing activities	(1,593,035)	(1,458,808)

(Continued)

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016 (CONTINUED)

	For the six months ended June 30
	2017	2016
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	4,077,415	3,639,556
Issuance of debentures	5,100,000	4,735,270
Issuance of hybrid securities	559,565	—

	9,736,980	8,374,826

Cash out-flows from financing activities:
Repayment of borrowings	5,889,920	5,281,897
Repayment of debentures	3,366,476	3,356,208
Dividends paid	269,308	168,317
Redemption of hybrid securities	1,323,400	—
Dividends paid on hybrid securities	100,627	100,583

	10,949,731	8,907,005

Net cash used in financing activities	(1,212,751)	(532,179)

Net increase(decrease) in cash and cash equivalents	169,313	(1,109,116)
Cash and cash equivalents, beginning of the period	6,104,029	5,440,326
Effects of exchange rate changes on cash and cash equivalents	(177,596)	55,465

Cash and cash equivalents, end of the period (Note 6)	6,095,746	4,386,675

See accompanying notes

WOORI BANK

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND FOR THE THREE MONTHS AND THE SIX MONTHS

ENDED JUNE 30, 2017 AND 2016

1.	GENERAL

(1)	Woori Bank

Woori Bank (hereinafter referred to the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of June 30, 2017, the common stock of the Bank amounts to 3,381,392 million Won.

During the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Bank, sold its 187 million shares in the Bank in accordance with the contract of “Disposal of Woori Bank’s shares to Oligopolistic Shareholders”. In addition to the sale, during the six months ended June 30 2017, KDIC sold additional 30 million shares. As of June 30, 2017 and December 31, 2016, KDIC held 128 million shares and 158 million shares (18.96% and 23.37% ownership interest) respectively, of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange. As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on the Korea Exchange and the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The head office of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 887 branches and offices in Korea, and 22 branches and offices overseas as of June 30, 2017.

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Bank’s separate interim financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting and K-IFRS 1027, Separate Financial Statements. It is necessary to use the annual separate financial statements for the year ended December 31, 2016 for understanding of the accompanying interim financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying separate interim financial statements have been applied consistently with the annual separate financial statements as of and for the year ended December 31, 2016.

(1)	The Bank has newly adopted the following amendment to K-IFRS that affected the Bank’s accounting policies.

Amendments to K-IFRS 1007 – Statement of Cash Flows

The amendments require that changes in liabilities arising from financial activities are disclosed. The adoption of the amendments has no significant impact on the separate financial statements.

Amendments to K-IFRS 1012 – Income Taxes

The amendments clarify that unrealized losses on fixed-rate debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the holder expects to recover the carrying amount of the debt instrument by sale or by use and that the estimate of probable future taxable profit may include the recovery of some of assets for more than their carrying amount. When the Bank assesses whether there will be sufficient taxable profit, the Bank should compare the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences. The adoption of the amendments has no significant impact on the separate financial statements.

(2)	The Bank has not applied the following K-IFRSs that have been issued but are not yet effective:

Enactments to K-IFRS 1109 – Financial Instruments

The enactments to K-IFRS 1109 contain the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting and the change of the hedge effectiveness test. K-IFRS 1109 – Financial Instruments which was enacted on September 25, 2015 will be applied for annual periods beginning on or after 1 January 2018 or may be applied earlier. This standard will supersede K-IFRS 1039- Recognition and Measurement of Financial Instruments. By the way, the Bank will apply K-IFRS 1109 for annual periods beginning on or after 1 January 2018.

In addition, K-IFRS 1109 includes certain exceptions to the classification and measurement of financial assets and the retroactive restatement for classification and measurement of financial assets, impairment of financial assets; and hedge accounting.

The Bank evaluated the potential effect to the financial statement as of December 31, 2016 based on the present situation as of June 30, 2017 and the available information for evaluating the financial effect by initial adoption of K-IFRS 1109 preliminarily. The effect to the financial statement for the initial adopted fiscal year depends on not only the selection and decision of the accounting policies by this standard but also the financial instrument which the Bank holds for the period and economic situation and so on.

Meanwhile, the typical financial impacts per each major requirements under the Standard that are expected to be applicable are as follows:

Phase 1: Classification and measurement of financial assets and financial liabilities

All recognized financial assets that are currently within the scope of K-IFRS 1109 will be subsequently measured either at amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL) under K-IFRS 1109 based on the business model and the nature of the contractual cash flows. And if the hybrid contracts contains the financial assets as the host contract, embedded derivative will not be separated, they will be classified as a whole. Specifically:

The business model
The nature of contractual cash flows	Objective is to collect the contractual cash flows	Objective is achieved both by collecting the contractual cash flows and selling financial assets	Objective is to sell financial assets and so on
Contractual cash flows that are solely payment of principal and interest	Measured at amortized cost(*1)	Measure at FVOCI(*1)	Measure at FVTPL

Other than the above	Measure at FVTPL(*2)	Measure at FVTPL(*2)	Measure at FVTPL(*2)

(*1)	For eliminating or reducing accounting discrepancies, an irrevocable election can be made at initial recognition to measure the investment at FVTPL.
(*2)	For the equity securities which is traded for the purpose other than short-term trading, an irrevocable election ca be made at initial recognition to measure the investment at FVOCI.

Under K-IFRS 1109, as it is more strictly required to classify to the financial assets measured at amortized cost or fair value through OCI compared to under current K-IFRS 1039, when adopting the K-IFRS 1109, the volatility of net income can be expanded by the increasing portion of the financial asset measured at fair value through profit or loss. In accordance with K-IFRS 1109, the debt instruments only which occur the cash flow that is compose of solely the principal and the interest on the remaining principal at specified dates by the contract, whose purpose is to receive the cash flow under the contract can be measured at amortized cost. In accordance with K-IFRS 1039, the Bank shall measure loans and receivables amounting to 241,508,048 million Won and held-to-maturity financial assets amounting to 13,792,266 million Won as of December 31, 2016 as amortized cost, and among theses, 21,305 million Won of debt instruments, whose host contracts are debt securities and which separated the embedded derivatives from the hybrid contracts is included.

Based on the result of the preliminary effect evaluation, if K-IFRS 1109 adopt to the above financial assets as of December 31, 2016, as they almost occur the cash flow that is compose of solely the principal and the interest on the remaining principal at specified dates by the contract, whose purpose is to receive the cash flow under the contract, so they can be measure at amortized cost and there is no material effect to the financial statement. But, in the case of debt securities as the host contract of hybrid contract amounting to 21,305 million Won, as the cash flow under the contract is not composed of solely the principal and the interest on the remaining principal, it will be classified to the financial asset measured at FVTPL.

In accordance with K-IFRS 1109, the debt instruments only which occur the cash flow that is compose of solely the principal and the interest on the remaining principal at specified dates by the contract, whose purpose is to receive the cash flow under the contract and sell itself can be measure at FVOCI. In accordance with K-IFRS 1039, the Bank hold debt instruments as available-for-sale assets amounting to 11,572,916 million Won as of December 31, 2016.

Based on the result of the preliminary effect evaluation, if K-IFRS 1109 adopts to the above AFS financial assets as of December 31, 2016, they almost can be classified to financial assets measured at FVOCI. However, for beneficiary certificates amounting to 5,250,856 million Won, other equity investment amounting to 258,509 million Won and debt securities amounting to 111,706 million Won, as the cash flows of those are not composed of solely the principal and the interest on the remaining principal, they may be classified to financial assets measured at FVTPL. As a result, the volatility of net income can be expanded.

In accordance with K-IFRS 1109, an entity may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income, and the amounts should not be recycled to profit or loss. In accordance with K-IFRS 1039, the Bank holds equity investments that are classified as available-for-sale financial assets amounting to 993,517 million Won as of December 31, 2016.

The Bank are reviewing the designation of the financial asset measured at FVOCI among the available for sale equity securities.

One major change from K-IFRS 1039 relates to the presentation of changes in the fair value of a financial liability designated as at FVTPL attributable to changes in the credit risk of that liability. Under K-IFRS 1109, such changes are presented in other comprehensive income, unless the presentation of the effect of the change in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. In accordance with K-IFRS 1039, the Bank holds financial liabilities designated as at FVTPL 766,880 million Won as of December 31, 2016.

Based on the result of the preliminary effect evaluation, the variance amount due to the effect of accumulated credit risk variance among the total variance of financial liabilities designated as at FVTPL is 15,790 million Won.

Phase 2: Impairment methodology

The impairment model under K-IFRS 1109 reflects expected credit losses. Under the impairment approach in K-IFRS 1109, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

In accordance with K-IFRS 1109, the allowance for doubtful receivables is measured at the amount equivalent to the expected 12-month credit loss or the lifetime expected credit loss, depending on the degree of deterioration of the credit risk after the initial recognition of the financial asset. So the credit loss can be earlier than under occurred loss model of current K-IFRS 1039.

	Stage 1	Stage 2	Stage 3
Stage	In case the exposure’s credit risk has not increased significantly since initial recognition(*)	In case the exposure has suffered a significant increase in credit risk	In case the exposure meets the accounting definition of credit impaired

Allowance recognition	The Bank recognizes only 12-month expected credit losses as a loss allowance	The Bank recognizes a loss allowance equal to lifetime expected credit losses

(*)	it can be considered that the credit risk dose not increase significantly when the credit risk is low at the year-end.

Meanwhile, K-IFRS 1109 requires that, an entity shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

Based on the result of the preliminary effect evaluation, the allowance for credit losses amounting to 2,087,903 as of December 31, 2016 will increase by 9% approximately. However, there will be no material change in the BIS Total Equity ratio compared to 15.29% as of December 31, 2016. The result of preliminary effect evaluation can be changed according to the additional available information for the future and the relevant decision making.

Phase 3: Hedge accounting

The general hedge accounting requirements of K-IFRS 1109 is relaxed compared to under hedge accounting mechanisms in K-IFRS 1039. Greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify as hedging instruments and hedged items that are eligible for hedge accounting. In addition, the quantitative criteria (80-125%) for the highly hedge effectiveness is abolished and retrospective assessment of hedge effectiveness is no longer required. So it enable the company to focus on the risk management activities.

Enactments to K-IFRS 1115 – Revenue from Contracts with Customers

The core principle under K-IFRS 1115 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede K-IFRS 1011—Construction Contracts, K-IFRS 1018- Revenue, K-IFRS 2113—Customer Loyalty Programmes, K-IFRS 2115-Agreements for the Construction of Real Estate, K-IFRS 2118—Transfers of Assets from Customers, and K-IFRS 2031-Revenue-Barter Transactions Involving Advertising Services. The amendments are effective for annual periods beginning on or after 1 January 2018.

Enactments to K-IFRS 2122 – Foreign Currency Transactions and Advance Consideration

The amendments clarify that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The amendments are effective for annual periods beginning on or after 1 January 2018.

Annual Improvements to K-IFRS 2014-2016 Cycle

The amendments clarify that in applying the equity method of accounting to an associate or a joint venture in accordance with K-IFRS 1028, an investor, such as venture capital investment vehicle, may apply fair value measurement selectively to each of its associate or joint venture, as well as certain amendments for K-IFRS 1101. The amendments are effective for annual periods beginning on or after 1 January 2018.

The Bank is in the process of evaluating the impact on the separate financial statements upon the adoption of new and revised K-IFRSs that have been issued but are not yet effective.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Bank’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Bank’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the separate financial statements for the year ended December 31, 2016.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks; hence, the Bank is required to analyze and assess the level of complex risks, determine the level of risks to be accepted, or to manage the risks.

The Bank’s risk management procedure is set for improvement in the quality of assets held and investments by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risks and their impacts.

The Bank takes approaches to minimize risks and maximize profits by managing risks acceptable to the Bank and eliminating excessive risks of financial instruments. For these approaches, the following procedures are performed: risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk is managed by the risk management department based on the Bank’s risk management policy. The Risk Management Committee of the Bank makes the decision on the risk management strategy such as the avoidance of concentration of risk and establishment of acceptable level of risks.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1) Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2) Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		June 30, 2017	December 31, 2016
Loans and receivables	Korean treasury and government agencies	12,582,556	15,815,135
	Banks	24,567,726	17,826,219
	Corporates	83,136,599	83,529,250
	Consumers	127,019,840	124,337,444

	Sub-total	247,306,721	241,508,048

Financial assets at FVTPL	Gold banking assets	31,169	26,180
	Debt securities held for trading	1,332,252	1,140,928
	Derivative assets	1,636,056	2,880,543

	Sub-total	2,999,477	4,047,651

AFS financial assets	AFS debt securities	12,191,265	11,572,916
HTM financial assets	HTM debt securities	15,059,372	13,792,266
Derivative assets	Derivative assets (hedging)	140,143	140,577
Off-balance accounts	Guarantees	13,430,284	14,953,197
	Loan commitments	52,142,148	56,313,804

	Sub-total	65,572,432	71,267,001

	Total	343,269,410	342,328,459

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2017
	Korea	USA	UK	Japan	Others (*)	Total
Loans and receivables	240,173,430	1,034,868	1,057,722	315,158	4,725,543	247,306,721
Financial assets at FVTPL	2,818,636	—	136,922	—	43,919	2,999,477
AFS debt securities	11,999,144	—	—	—	192,121	12,191,265
HTM securities	15,026,481	—	—	—	32,891	15,059,372
Derivative assets	70,495	—	69,648	—	—	140,143
Off-balance accounts	64,686,649	87,577	80,312	36,582	681,312	65,572,432

Total	334,774,835	1,122,445	1,344,604	351,740	5,675,786	343,269,410

	December 31, 2016
	Korea	USA	UK	Japan	Others (*)	Total
Loans and receivables	232,571,489	1,131,617	895,874	323,470	6,585,598	241,508,048
Financial assets at FVTPL	3,686,286	—	261,547	81	99,737	4,047,651
AFS debt securities	11,506,682	—	—	—	66,234	11,572,916
HTM securities	13,758,863	—	—	—	33,403	13,792,266
Derivative assets	74,166	—	66,342	—	69	140,577
Off-balance accounts	70,079,004	76,694	80,831	23,250	1,007,222	71,267,001

Total	331,676,490	1,208,311	1,304,594	346,801	7,792,263	342,328,459

(*)	Others consist of financial assets in Vietnam, Panama and European countries and others.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	June 30, 2017
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	45,216,852	33,269,219	38,342,640	3,215,760	121,081,411	6,180,839	247,306,721
Financial assets at FVTPL	57,380	104,600	2,585,647	12,801	3,066	235,983	2,999,477
AFS debt securities	880,645	—	7,068,467	93,349	—	4,148,804	12,191,265
HTM securities	1,142,854	—	9,648,480	242,968	—	4,025,070	15,059,372
Derivative assets	—	—	140,143	—	—	—	140,143
Off-balance accounts	15,013,748	23,817,976	8,523,454	3,500,405	10,054,010	4,662,839	65,572,432

Total	62,311,479	57,191,795	66,308,831	7,065,283	131,138,487	19,253,535	343,269,410

	December 31, 2016
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	44,851,563	34,465,760	34,641,443	3,177,968	118,412,745	5,958,569	241,508,048
Financial assets at FVTPL	59,472	356,305	3,331,108	23,812	993	275,961	4,047,651
AFS debt securities	1,069,084	—	8,128,709	53,232	—	2,321,891	11,572,916
HTM securities	1,673,971	—	8,192,802	251,599	—	3,673,894	13,792,266
Derivative assets	—	—	140,577	—	—	—	140,577
Off-balance accounts	15,949,042	27,446,354	9,065,002	4,358,268	9,759,416	4,688,919	71,267,001

Total	63,603,132	62,268,419	63,499,641	7,864,879	128,173,154	16,919,234	342,328,459

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan conditions are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans neither overdue nor impaired	12,585,776	24,583,869	45,465,338	31,821,156	5,437,456	82,723,950	126,235,112	246,128,707
Loans overdue but not impaired	—	—	7,898	40,502	—	48,400	661,033	709,433
Impaired loans	—	—	1,129,828	343,344	109,440	1,582,612	344,844	1,927,456

Total	12,585,776	24,583,869	46,603,064	32,205,002	5,546,896	84,354,962	127,240,989	248,765,596

Allowance for loan losses	3,220	16,143	816,445	366,576	35,342	1,218,363	221,149	1,458,875

Total, net	12,582,556	24,567,726	45,786,619	31,838,426	5,511,554	83,136,599	127,019,840	247,306,721

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans neither overdue nor impaired	15,819,124	17,841,428	45,975,557	30,744,224	6,349,788	83,069,569	123,558,440	240,288,561
Loans overdue but not impaired	—	—	7,550	55,993	—	63,543	641,829	705,372
Impaired loans	—	—	1,362,414	425,354	176,715	1,964,483	343,593	2,308,076

Total	15,819,124	17,841,428	47,345,521	31,225,571	6,526,503	85,097,595	124,543,862	243,302,009

Allowance for loan losses	3,989	15,209	1,095,969	417,333	55,043	1,568,345	206,418	1,793,961

Total, net	15,815,135	17,826,219	46,249,552	30,808,238	6,471,460	83,529,250	124,337,444	241,508,048

a)	Credit quality of loans and receivables

The Bank manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	June 30, 2017
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade (*1)	12,582,556	24,567,726	38,691,817	20,053,289	4,425,402	63,170,508	123,302,785	223,623,575
Lower grade (*2)	—	—	6,481,306	11,578,562	984,242	19,044,110	2,858,034	21,902,144

Total	12,582,556	24,567,726	45,173,123	31,631,851	5,409,644	82,214,618	126,160,819	245,525,719

Value of collateral(*3)	—	416,873	18,264,997	25,752,041	3,117,518	47,134,556	105,465,114	153,016,543

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade (*1)	15,815,135	17,826,219	38,405,298	17,985,120	4,546,178	60,936,596	120,252,187	214,830,137
Lower grade (*2)	—	—	7,203,345	12,550,168	1,763,658	21,517,171	3,232,521	24,749,692

Total	15,815,135	17,826,219	45,608,643	30,535,288	6,309,836	82,453,767	123,484,708	239,579,829

Value of collateral(*3)	—	358,456	17,182,861	24,978,778	3,838,833	46,000,472	104,257,623	150,616,551

(*1)	AAA ~ BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~ C for Corporates, and 7~10 level for Consumers
(*3)	The value of collateral is the allocated collateral amount when estimating the allowance for credit losses.

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 602,988 million Won and 708,732 million Won as of June 30, 2017 and as of December 31, 2016, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	June 30, 2017
Overdue	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Less than 30 days	—	—	5,182	30,007	—	35,189	536,002	571,191
30~59 days	—	—	793	4,670	—	5,463	70,567	76,030
60~89 days	—	—	1,578	2,163	—	3,741	30,204	33,945

Total	—	—	7,553	36,840	—	44,393	636,773	681,166

Value of collateral (*)	—	—	4,507	27,518	—	32,025	555,928	587,953

	December 31, 2016
Overdue	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Less than 30 days	—	—	6,583	41,329	—	47,912	511,722	559,634
30~59 days	—	—	263	8,064	—	8,327	72,583	80,910
60~89 days	—	—	130	1,906	—	2,036	33,996	36,032

Total	—	—	6,976	51,299	—	58,275	618,301	676,576

Value of collateral (*)	—	—	5,161	39,488	—	44,649	542,109	586,758

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 28,267 million Won and 28,796 million Won as of June 30, 2017 and December 31, 2016, respectively, which are deducted from the loans and receivables above.

c)	Individually impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Impaired loans	—	—	605,943	169,735	101,910	877,588	222,248	1,099,836
Value of collateral (*)	—	—	508,057	189,271	11,268	708,596	221,096	929,692

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Impaired loans	—	—	633,933	221,651	161,624	1,017,208	234,435	1,251,643
Value of collateral (*)	—	—	461,795	236,633	11,268	709,696	233,500	943,196

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 827,620 million Won and 1,056,433 million Won as of June 30, 2017 and December 31, 2016, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Bank manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	June 30, 2017
	Held for trading	AFS securities	HTM securities	Total
AAA	1,332,252	9,932,302	14,435,934	25,700,488
AA- ~ AA+	—	2,052,543	623,438	2,675,981
BBB- ~ A+	—	206,420	—	206,420

Total	1,332,252	12,191,265	15,059,372	28,582,889

	December 31, 2016
	Held for trading	AFS securities	HTM securities	Total
AAA	1,140,928	9,908,516	13,342,384	24,391,828
AA- ~ AA+	—	1,477,709	449,882	1,927,591
BBB- ~ A+	—	186,691	—	186,691

Total	1,140,928	11,572,916	13,792,266	26,506,110

(2)	Market risk

Market risk is the possible risk of loss arising from trading and non-trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Bank avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

The Bank uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure.

The Bank measures Value at Risk (“VaR”, maximum losses) with Historical Simulation Method based on 99% confidence level and 10-day of holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and 1-day of holding period of positions and the limit management is performed on daily basis. The validation of the model is assessed through the performance of back testing which is to compare the actual gain or loss to the VaR measurements on daily basis.

In addition, for the purpose of crisis management, the Bank performs stress testing on monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each departments of the Bank and the limit by investment and loss cut is managed by risk management personnel within the department.

2)	Sensitivity analysis of market risk

The Bank performs sensitivity analysis, both for trading and for non-trading activities.

For trading activities, the Bank uses a VaR model which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, the interest rate risk is managed and measured based on the analysis of the Net Interest Income (“NII”) and Net Present Value (“NPV”) by the scenarios. NII is a profit based indicator for displaying the profit changes in short term due to the short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

a)	Trading activities

The minimum, maximum and average VaR for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, and the VaR as of June 30, 2017 and December 31, 2016, respectively, are as follows (Unit: Korean Won in millions):

	As of June 30, 2017	For the six months ended June 30, 2017			As of December 31, 2016	For the year ended December 31, 2016
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	3,454	3,909	4,918	3,121	3,250	2,844	6,430	1,367
Stock price	2,954	3,124	4,419	1,523	4,191	3,456	5,063	2,304
Foreign currencies	5,452	4,648	5,452	4,061	4,396	4,914	7,686	3,967
Commodity	33	47	188	8	152	113	325	21
Diversification	(5,406)	(4,546)	(5,614)	(2,805)	(5,630)	(5,355)	(10,385)	(4,034)

Total VaR	6,487	7,182	9,363	5,908	6,359	5,972	9,119	3,625

b)	Non-trading activities

The NII and NPV calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	June 30, 2017			December 31, 2016

Name of scenario	NII	NPV	NII	NPV
Base case	4,467,014	21,181,542	4,388,019	21,582,242
Base case (Prepay)	4,472,674	20,417,814	4,405,391	20,692,036
IR 100bp up	4,896,985	20,733,413	4,835,013	20,919,129
IR 100bp down	3,985,775	21,683,831	3,918,645	22,304,777
IR 200bp up	5,326,962	20,334,100	5,282,061	20,315,402
IR 200bp down	3,053,495	22,240,071	2,985,778	23,078,379
IR 300bp up	5,756,938	19,978,483	5,729,108	19,768,300
IR 300bp down	2,006,515	24,159,066	1,973,612	25,121,678

The Bank estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

		June 30, 2017
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	137,343,944	37,731,975	9,758,106	9,083,524	54,378,490	39,037,878	287,333,917
	AFS financial assets	2,823,445	3,635,158	1,887,673	2,892,352	5,261,497	659,947	17,160,072
	HTM financial assets	2,254,484	1,461,633	1,252,533	1,844,261	8,439,187	352,224	15,604,322

	Total	142,421,873	42,828,766	12,898,312	13,820,137	68,079,174	40,050,049	320,098,311

Liability	Deposits due to customers	91,560,228	39,599,899	28,062,918	22,361,571	35,988,776	24,748	217,598,140
	Borrowings	9,623,518	651,696	686,099	385,342	2,631,145	427,976	14,405,776
	Debentures	630,526	1,124,372	1,556,661	2,048,850	12,790,688	3,351,641	21,502,738

	Total	101,814,272	41,375,967	30,305,678	24,795,763	51,410,609	3,804,365	253,506,654

		December 31, 2016
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	135,557,398	40,538,479	7,495,772	7,170,044	53,206,944	34,687,775	278,656,412
	AFS financial assets	2,896,225	2,908,851	2,837,545	2,902,392	4,958,226	675,113	17,178,352
	HTM financial assets	2,672,430	1,515,213	1,246,503	1,143,170	6,851,166	874,298	14,302,780

	Total	141,126,053	44,962,543	11,579,820	11,215,606	65,016,336	36,237,186	310,137,544

Liability	Deposits due to customers	95,261,776	36,070,813	24,657,781	22,748,665	33,819,842	40,032	212,598,909
	Borrowings	11,303,870	852,447	491,330	368,431	2,781,917	421,272	16,219,267
	Debentures	1,591,345	1,781,725	606,539	1,089,673	10,549,803	4,106,259	19,725,344

	Total	108,156,991	38,704,985	25,755,650	24,206,769	47,151,562	4,567,563	248,543,520

3)	Currency risk

Currency risk occurs from the financial instrument denominated in a foreign currency other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, and EUR in millions and Korean Won in millions):

		June 30, 2017
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	20,841	23,750,745	147,834	1,504,280	1,613	270,614	1,513	1,972,626	1,849,861	29,348,126
	Financial assets at FVTPL	36	40,897	39	398	—	—	44	57,341	52,223	150,859
	AFS financial assets	1,202	1,369,884	—	—	—	—	—	586	62,087	1,432,557
	HTM financial assets	48	54,852	—	—	—	—	—	—	32,891	87,743

	Total	22,127	25,216,378	147,873	1,504,678	1,613	270,614	1,557	2,030,553	1,997,062	31,019,285

Liability	Financial liabilities at FVTPL	54	61,677	130	1,323	—	—	104	135,955	133,954	332,909
	Deposits due to customer	8,578	9,775,265	152,988	1,556,732	1,954	327,847	629	820,478	634,277	13,114,599
	Borrowings	6,551	7,465,806	3,845	39,130	21	3,533	230	300,235	146,936	7,955,640
	Debentures	2,942	3,352,486	—	—	700	117,453	—	—	201,120	3,671,059
	Other financial liabilities	3,756	4,280,126	53,122	540,545	5,969	1,001,520	310	404,026	489,854	6,716,071

	Total	21,881	24,935,360	210,085	2,137,730	8,644	1,450,353	1,273	1,660,694	1,606,141	31,790,278

	Off-balance accounts	7,311	8,331,164	31,718	322,744	827	138,770	316	411,928	342,506	9,547,112

		December 31, 2016
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	19,815	23,946,599	108,867	1,128,742	706	122,295	1,541	1,953,058	2,559,691	29,710,385
	Financial assets at FVTPL	60	72,826	57	589	—	—	30	37,562	34,124	145,101
	AFS financial assets	718	868,018	—	—	—	—	—	570	52,977	921,565
	HTM financial assets	—	—	—	—	—	—	—	—	46,068	46,068

	Total	20,593	24,887,443	108,924	1,129,331	706	122,295	1,571	1,991,190	2,692,860	30,823,119

Liability	Financial liabilities at FVTPL	75	90,908	253	2,621	—	—	88	111,098	115,980	320,607
	Deposits due to customer	9,073	10,964,130	124,781	1,293,742	1,098	190,268	650	823,718	953,350	14,225,208
	Borrowings	6,719	8,119,337	3,243	33,625	32	5,621	216	273,289	356,362	8,788,234
	Debentures	2,931	3,541,769	—	—	700	121,282	—	—	201,780	3,864,831
	Other financial liabilities	1,968	2,377,760	12,379	128,347	1,121	194,263	245	310,278	432,565	3,443,213

	Total	20,766	25,093,904	140,656	1,458,335	2,951	511,434	1,199	1,518,383	2,060,037	30,642,093

	Off-balance accounts	8,035	9,710,576	28,646	297,001	751	130,035	373	472,816	364,748	10,975,176

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	522,587	—	—	166,837	—	—	689,424
Deposits due to customers	128,175,945	31,746,995	24,099,043	27,123,481	6,874,017	814,892	218,834,373
Borrowings	5,008,546	2,069,193	1,690,211	1,110,488	4,207,289	427,442	14,513,169
Debentures	630,753	1,124,402	1,556,435	2,044,689	12,790,864	3,351,726	21,498,869
Other financial liabilities	16,424,801	—	—	—	23,579	2,258,830	18,707,210

Total	150,762,632	34,940,590	27,345,689	30,445,495	23,895,749	6,852,890	274,243,045

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	673,906	—	—	—	153,757	—	827,663
Deposits due to customers	131,555,838	28,216,931	18,918,303	28,643,490	5,705,028	891,304	213,930,894
Borrowings	6,763,446	2,134,433	876,836	1,477,040	4,653,676	420,315	16,325,746
Debentures	1,590,890	1,781,431	606,681	1,062,254	10,550,080	4,106,193	19,697,529
Other financial liabilities	14,335,059	—	—	—	—	2,730,148	17,065,207

Total	154,919,139	32,132,795	20,401,820	31,182,784	21,062,541	8,147,960	267,847,039

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	522,587	—	—	166,837	—	—	689,424
Deposits due to customers	141,349,321	33,339,443	20,236,071	17,320,137	5,882,687	292,388	218,420,047
Borrowings	5,008,546	2,069,193	1,690,211	1,110,488	4,207,289	427,442	14,513,169
Debentures	630,753	1,124,402	1,556,435	2,044,689	12,790,864	3,351,726	21,498,869
Other financial liabilities	16,424,801	—	—	—	23,579	2,258,830	18,707,210

Total	163,936,008	36,533,038	23,482,717	20,642,151	22,904,419	6,330,386	273,828,719

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	673,906	—	—	—	153,757	—	827,663
Deposits due to customers	142,802,770	29,698,603	17,269,323	18,716,262	4,664,658	374,152	213,525,768
Borrowings	6,763,452	2,134,429	876,835	1,477,039	4,653,676	420,315	16,325,746
Debentures	1,590,890	1,781,431	606,681	1,062,254	10,550,080	4,106,193	19,697,529
Other financial liabilities	14,335,059	—	—	—	—	2,730,148	17,065,207

Total	166,166,077	33,614,463	18,752,839	21,255,555	20,022,171	7,630,808	267,441,913

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purposes are not managed in accordance with their contractual maturity, since the Bank holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3 months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount which is after the offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of June 30, 2017 and December 31, 2016 is as follow:

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
June 30, 2017	1,860,013	6,239	—	—	2,348	—	1,868,600
December 31, 2016	3,000,098	—	—	208	7,013	—	3,007,319

4)	Maturity analysis of off-balance accounts

The Bank provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Bank should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Bank agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Guarantees	13,430,284	14,953,197
Loan commitments	52,142,148	56,313,804

(4)	Operational risk

The Bank defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Bank has been running the operational risk management system under Basel II. The Bank developed advanced measurement approaches to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by an independent third party, and this system approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify the required capital for operational risk, the Bank applies Advanced Measurement Approaches (AMA) using of internal and external loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Bank adopted the Basic Indicator Approach.

(5)	Capital management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in 2010, and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Bank.

The Bank is required to maintain a minimum common equity Tier 1 ratio of at least 6.25% and 5.38%, a minimum Tier 1 ratio of 7.75% and 6.88% and a minimum total regulatory capital of 9.75% and 8.88% as of June 30, 2017 and December 31, 2016.

Details of the Bank’s capital adequacy ratio as of June 30, 2017 and December 31, 2016 and are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Tier 1 capital	16,177,612	15,714,480
Other Tier 1 capital	3,046,056	3,275,496
Tier 2 capital	3,414,839	3,910,513

Total risk-adjusted capital	22,638,507	22,900,489

Risk-weighted assets for credit risk	135,889,833	138,018,500
Risk-weighted assets for market risk	2,610,883	2,277,809
Risk-weighted assets for operational risk	9,601,831	9,431,814

Total risk-weighted assets	148,102,547	149,728,123

Common Equity Tier 1 ratio	10.92%	10.50%

Tier 1 capital ratio	12.98%	12.68%

Total capital ratio	15.29%	15.29%

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (the “CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

•	Consumer banking: Loans/deposits and financial services for consumer, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.

•	Headquarter and others: Segments that do not belong to above operating segments

1)	The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustment	Total
Assets	107,802,948	103,717,080	6,061,096	12,566,223	66,254,120	296,401,467	484,753	296,886,220
Liabilities	73,415,093	154,137,327	50,269	11,520,839	36,478,653	275,602,181	1,592,072	277,194,253

	December 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustment	Total
Assets	105,931,025	104,937,198	6,337,634	8,111,230	63,365,346	288,682,433	2,089,710	290,772,143
Liabilities	62,294,922	162,937,921	55,785	7,287,850	36,396,452	268,972,930	1,946,695	270,919,625

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income
Interest income	1,539,729	1,456,198	72,232	8,938	362,975	3,440,072	160,711	3,600,783
Interest expense	(480,814)	(818,422)	(126)	—	(300,481)	(1,599,843)	130,718	(1,469,125)
Inter-segment	(248,116)	229,029	(66,693)	8,324	77,456	—	—	—

	810,799	866,805	5,413	17,262	139,950	1,840,229	291,429	2,131,658

Net non-interest income
Non-interest income	424,213	333,646	212,107	4,991,598	759,765	6,721,329	92,750	6,814,079
Non-interest expense	(146,630)	(82,261)	(121,238)	(4,968,840)	(629,123)	(5,948,092)	(361,808)	(6,309,900)
Inter-segment	45,402	29,680	—	—	(75,082)	—	—	—

	322,985	281,065	90,869	22,758	55,560	773,237	(269,058)	504,179

Other income and expense
Administrative expense	(869,733)	(402,661)	(5,696)	(7,721)	(64,701)	(1,350,512)	—	(1,350,512)
Reversal of allowance for credit loss and impairment losses due to credit loss	(45,963)	(128,684)	31,311	22,135	156,587	35,386	(22,371)	13,015

	(915,696)	(531,345)	25,615	14,414	91,886	(1,315,126)	(22,371)	(1,337,497)

Operating income	218,088	616,525	121,897	54,434	287,396	1,298,340	—	1,298,340
Non-operating income (loss)	8,862	(3,122)	22,581	—	(29,197)	(876)	—	(876)

Net income before income tax expense	226,950	613,403	144,478	54,434	258,199	1,297,464	—	1,297,464
Income tax expense	(54,922)	(139,138)	(34,964)	(13,173)	(50,841)	(293,038)	—	(293,038)

Net income	172,028	474,265	109,514	41,261	207,358	1,004,426	—	1,004,426

	For the six months ended June 30, 2016
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income
Interest income	1,477,402	1,547,508	79,067	9,970	471,926	3,585,873	149,786	3,735,659
Interest expense	(517,960)	(915,304)	(85)	(117)	(328,263)	(1,761,729)	142,209	(1,619,520)
Inter-segment	(229,262)	233,048	(71,862)	20,214	47,862	—	—	—

	730,180	865,252	7,120	30,067	191,525	1,824,144	291,995	2,116,139

Net non-interest income
Non-interest income	471,714	268,261	291,061	3,725,729	2,154,545	6,911,310	73,285	6,984,595
Non-interest expense	(213,453)	(16,616)	(218,604)	(3,716,009)	(2,087,736)	(6,252,418)	(384,384)	(6,636,802)
Inter-segment	13,593	21,372	—	—	(34,965)	—	—	—

	271,854	273,017	72,457	9,720	31,844	658,892	(311,099)	347,793

Other income and expense
Administrative expense	(876,033)	(464,082)	(6,331)	(8,162)	(121,352)	(1,475,960)	—	(1,475,960)
Reversal of allowance for credit loss and impairment losses due to credit loss	(30,567)	(239,450)	(62,911)	(6,429)	127,734	(211,623)	19,104	(192,519)

	(906,600)	(703,532)	(69,242)	(14,591)	6,382	(1,687,583)	19,104	(1,668,479)

Operating income	95,434	434,737	10,335	25,196	229,751	795,453	—	795,453
Non-operating income (loss)	(34,885)	(2,663)	22,977	—	26,526	11,955	—	11,955

Net income before income tax expense	60,549	432,074	33,312	25,196	256,277	807,408	—	807,408
Income tax expense (benefits)	(14,653)	(108,574)	(8,062)	(6,097)	1,219	(136,167)	—	(136,167)

Net income	45,896	323,500	25,250	19,099	257,496	671,241	—	671,241

(2)	Information on financial products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the six months ended June 30, 2017 and 2016 amounted to 10,224,455 million Won and 10,579,712 million Won, respectively, and revenue from the foreign customers amounted to 190,407 million Won and 140,542 million Won, respectively. Of the Bank’s non-current assets (investments in subsidiaries and associates, investment properties, premise and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of June 30, 2017 and December 31, 2016 are 6,867,863 million Won and 6,703,013 million Won, respectively, and foreign subsidiaries are 8,927 million Won and 9,059 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Cash	2,165,379	2,150,181
Foreign currencies	643,598	699,667
Demand deposits	2,821,967	3,144,208
Fixed deposits	464,802	109,973

Total	6,095,746	6,104,029

(2)	Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Changes in other comprehensive income (loss) due to valuation of AFS financial assets	(16,218)	42,649
Changes in other comprehensive loss of overseas business translation	(14,513)	(192)
Changes in other comprehensive loss due to re-measurement	(8,949)	(44,727)
Changes in investments in associates and associates due to debt-equity swaps	49,599	—
Changes in investments in subsidiaries and associates due to accounts transfer	(7,492)	(130,596)
Changes in accrued dividends of hybrid equity securities	(9,804)	(347)

7.	FINANCIAL ASSETS AT FVTPL

Details of financial assets held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Deposits:
Gold banking assets	31,169	26,180
Securities:
Debt securities
Korean treasury and government agencies	222,499	202,599
Financial institutions	1,109,753	938,329
Equity securities	7,846	24,762
Securities loaned	—	4,459

Sub-total	1,340,098	1,170,149

Derivative assets	1,636,056	2,880,543

Total	3,007,323	4,076,872

There are no financial assets designated at FVTPL as of June 30, 2017 and December 31, 2016.

8.	AFS FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Debt securities:
Korean treasury and government agencies	2,528,942	2,839,623
Financial institutions	4,855,615	4,287,211
Corporates	3,226,494	3,061,002
Bonds in foreign currencies	1,408,526	891,501

Sub-total	12,019,577	11,079,337

Equity securities	1,273,191	1,282,090
Beneficiary certificates	4,685,463	5,250,856
Securities loaned	171,688	493,579

Total	18,149,919	18,105,862

9.	HTM FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Korean treasury and government agencies	3,964,762	3,754,355
Financial institutions	6,069,613	5,168,487
Corporates	4,937,254	4,823,356
Bonds in foreign currencies	87,743	46,068

Total	15,059,372	13,792,266

10.	LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Due from banks	9,693,616	13,147,281
Loans	224,428,645	221,089,139
Other loans and receivables	13,184,460	7,271,628

Total	247,306,721	241,508,048

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	8,090,443	11,395,162
Others	39,534	56,355
Allowance for credit losses	(1,987)	(2,798)

Sub-total	8,127,990	11,448,719

Due from banks in foreign currencies:
Due from banks on demand	839,268	702,023
Time deposits	281,319	523,473
Others	446,208	474,472
Allowances for credit losses	(1,169)	(1,406)

Sub-total	1,565,626	1,698,562

Total	9,693,616	13,147,281

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	June 30, 2017	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The BOK	8,090,443	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	38,690	Central counter party KRW margin and others

Sub-Total		8,129,133

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	832,802	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	446,208	Deposits for foreign futures and option trading and others

Sub-Total		1,279,010

Total		9,408,143

	Counterparty	December 31, 2016	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The BOK	11,395,162	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	55,304	Central counter party KRW margin and others

Sub-Total		11,450,466

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	678,999	Reserve deposits under The BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	474,472	Deposits for foreign futures and option trading and others

Sub-Total		1,153,471

Total		12,603,937

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Loans in local currency	192,899,562	190,099,544
Loans in foreign currencies	7,864,398	8,697,795
Domestic banker’s letter of credit	2,981,980	3,754,030
Bills bought in foreign currencies	7,478,887	7,691,879
Bills bought in local currency	227,408	322,189
Factoring receivables	44,509	95,173
Advances for customers on guarantees	24,082	24,132
Privately placed bonds	208,926	222,926
Call loans	2,781,412	2,813,706
Bonds purchased under resale agreements	10,861,627	8,532,924
Loan origination costs and fees	456,960	447,073
Others	626	21,626
Present value discount	(9,721)	(11,490)
Allowance for credit losses	(1,392,011)	(1,622,368)

Total	224,428,645	221,089,139

(5)	Details of other loans and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31,2016
Receivables	11,034,687	4,849,111
Accrued income	868,388	970,789
Telex and telephone subscription rights and refundable deposits	965,865	986,242
Other receivables	379,228	632,875
Allowance for credit losses	(63,708)	(167,389)

Total	13,184,460	7,271,628

(6)	Changes in the allowances for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017
	Consumers	Corporates	Others	Total
Beginning balance	(155,338)	(1,467,030)	(171,593)	(1,793,961)
Net reversal of provision (net provision)	(64,206)	(188,377)	24,873	(227,710)
Recoveries of written-off loans	(21,607)	(54,202)	—	(75,809)
Charge-off	67,133	220,645	50,592	338,370
Sales of loans and receivables	830	58,431	29,264	88,525
Unwinding effect	4,619	19,965	—	24,584
Others(*)	—	187,126	—	187,126

Ending balance	(168,569)	(1,223,442)	(66,864)	(1,458,875)

(*)	Others are due to debt-equity swap, fluctuation of foreign currencies exchange rates, etc.

	For the six months ended June 30, 2016
	Consumers	Corporates	Others	Total
Beginning balance	(196,056)	(1,649,828)	(417,602)	(2,263,486)
Net reversal of provision (net provision)	(43,611)	(430,539)	71,511	(402,639)
Recoveries of written-off loans	(24,386)	(130,207)	—	(154,593)
Charge-off	71,614	195,370	397	267,381
Sales of loans and receivables	1,640	179,513	648	181,801
Unwinding effect	5,294	39,899	—	45,193
Others(*)	(16)	13,033	—	13,017

Ending balance	(185,521)	(1,782,759)	(345,046)	(2,313,326)

(*)	Others are due to debt-equity swap, fluctuation of foreign currencies exchange rates, etc.

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Bank’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2 - fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•	Level 3 - fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at current fair value is as follows (Korean Won in millions):

	June 30, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	31,169	—	—	31,169
Debt securities	222,499	1,109,753	—	1,332,252
Equity securities	7,846	—	—	7,846
Derivative assets	1,160	1,607,539	27,357	1,636,056

Sub-total	262,674	2,717,292	27,357	3,007,323

AFS financial assets
Debt securities	1,936,773	10,082,804	—	12,019,577
Equity securities	403,509	—	869,682	1,273,191
Beneficiary certificates	—	4,108,556	576,907	4,685,463
Securities loaned	90,325	81,363	—	171,688

Sub-total	2,430,607	14,272,723	1,446,589	18,149,919

Derivative assets	—	140,143	—	140,143

Total	2,693,281	17,130,158	1,473,946	21,297,385

	June 30, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial liabilities:
Financial liabilities held for trading
Deposits	31,184	—	—	31,184
Derivative liabilities	1,036	1,825,858	33,119	1,860,013

Sub-total	32,220	1,825,858	33,119	1,891,197

Financial liabilities designated at FVTPL
Equity-linked securities	—	212	522,375	522,587
Debentures	—	93,590	—	93,590

Sub Total	—	93,802	522,375	616,177

Derivative liabilities	—	8,587	—	8,587

Total	32,220	1,928,247	555,494	2,515,961

	December 31, 2016
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	26,180	—	—	26,180
Debt securities	202,598	938,330	—	1,140,928
Equity securities	24,762	—	—	24,762
Securities loaned	4,459	—	—	4,459
Derivative assets	3,233	2,854,248	23,062	2,880,543

Sub-total	261,232	3,792,578	23,062	4,076,872

AFS financial assets
Debt securities	1,422,209	9,657,128	—	11,079,337
Equity securities	427,084	—	855,006	1,282,090
Beneficiary certificates	—	4,738,287	512,569	5,250,856
Securities loaned	391,279	102,300	—	493,579

Sub-total	2,240,572	14,497,715	1,367,575	18,105,862

Derivative assets	—	140,478	99	140,577

Total	2,501,804	18,430,771	1,390,736	22,323,311

Financial liabilities:
Financial liabilities held for trading
Deposits	26,501	—	—	26,501
Derivative liabilities	1,750	2,964,912	33,436	3,000,098

Sub-total	28,251	2,964,912	33,436	3,026,599

Financial liabilities designated at FVTPL
Equity-linked securities	—	197	673,709	673,906
Debentures	—	92,974	—	92,974

Sub Total	—	93,171	673,709	766,880

Derivative liabilities	—	7,221	—	7,221

Total	28,251	3,065,304	707,145	3,800,700

(*1)	There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.
(*2)	Certain AFS unquoted equity securities were measured at cost as of June 30, 2017 and December 31, 2016, that are amounting to 40,337 million Won and 38,401 million Won, respectively. These unquoted equity instruments mostly represent minority investments in structured entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, the Bank has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities at FVTPL, AFS financial assets, held-for-trading financial assets and liabilities and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, credit spread

Equity securities

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, Beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Equity-linked securities	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, volatility, correlation coefficient, credit spread, and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

Techniques for the financial assets and financial liabilities at level 3 and significant, unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation coefficient	0.700~0.980	Variation of fair value increases as correlation coefficient increases
		Volatility of underlying asset	17.1%~34.2%	Variation of fair value increases as volatility increases
Derivative liabilities	Option valuation model and others	Correlation coefficient	0.700~0.980	Variation of fair value increases as correlation coefficient increases
		Volatility of underlying asset	17.1%~34.2%	Variation of fair value increases as volatility increases
Equity linked securities	Monte Carlo Simulation and others	Correlation coefficient	0.047~0.706	Equity linked securities’s fair value increases if both volatility and correlation coefficient increase
		Volatility of underlying asset	10.6%~43.6%	However when correlation coefficient decreases, despite the increase in volatility, the fair value of compound financial instrument may decrease
Equity securities	External appraisal value and others	Expected growth rate	0.0%~1.0%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Bank using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017
	January 1, 2017	Net Income (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	June 30, 2017
Financial assets:
Financial assets held for trading
Derivative assets	23,062	21,245	—	472	(17,422)	—	27,357
AFS financial assets
Equity securities	855,006	19,249	7,488	18,473	(30,534)	—	869,682
Beneficiary certificates	512,569	3,442	(1,757)	132,438	(69,785)	—	576,907

Sub-total	1,367,575	22,691	5,731	150,911	(100,319)	—	1,446,589

Derivative assets	99	185	—	—	(284)	—	—

Total	1,390,736	44,121	5,731	151,383	(118,025)	—	1,473,946

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	33,436	14,197	—	500	(15,014)	—	33,119
Financial liabilities designated at FVTPL
Equity-linked securities	673,709	83,962	—	—	(235,296)	—	522,375

Total	707,145	98,159	—	500	(250,310)	—	555,494

(*1)	The loss amounting to 61,495 million Won for the six months ended June 30, 2017 which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.

	For the six months ended June 30, 2016
	January 1, 2016	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	June 30, 2016
Financial assets:
Financial assets held for trading
Derivative assets	78,676	33,115	—	(1,075)	(22,827)	—	87,889
AFS financial assets
Equity securities (*3)	833,744	(2,418)	46,394	188,676	(104,280)	(17,455)	944,661
Beneficiary certificates	365,896	134	(714)	88,363	(11,862)	—	441,817
Others	5,308	594	(642)	—	(5,260)	—	—

Sub-total	1,204,948	(1,690)	45,038	277,039	(121,402)	(17,455)	1,386,478

Derivative assets	5,973	3,619	—	—	(9,490)	—	102

Total	1,289,597	35,044	45,038	275,964	(153,719)	(17,455)	1,474,469

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	78,601	32,254	—	—	(22,336)	—	88,519
Financial liabilities designated at FVTPL
Equity-linked securities	747,351	(47,721)	—	983	(23,075)	—	677,538

Total	825,952	(15,467)	—	983	(45,411)	—	766,057

(*1)	The gain amounting to 47,383 million Won for the six months ended June 30, 2016, which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets were transferred out of level 3 to level 1 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.

(4)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments

The sensitivity analysis of the financial instruments has been performed by classifying favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which result from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a level 3 financial instruments for the six months ended June 30, 2017 and for the year ended December 31, 2016 (Unit: Korean Won in millions):

	As of June 30, 2017				As of December 31, 2016
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivative assets (*1)(*2)	5,212	(6,345)	—	—	861	(2,248)	—	—
AFS Financial Assets
Equity securities (*3) (*4)	—	—	24,817	(14,915)	—	—	24,270	(16,223)
Beneficiary certificates (*4)	—	—	2,318	(2,250)	—	—	2,813	(2,754)

Total	5,212	(6,345)	27,135	(17,165)	861	(2,248)	27,083	(18,977)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	7,677	(6,538)	—	—	4,892	(3,568)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	144	(125)	—	—	905	(857)	—	—

Total	7,821	(6,663)	—	—	5,797	(4,425)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,478,690	13,639,656	—	15,118,346	15,059,372
Loans and receivables	—	—	247,764,628	247,764,628	247,306,721
Financial liabilities:
Deposits due to customers	—	216,396,563	—	216,396,563	216,321,706
Borrowings	—	14,259,625	—	14,259,625	14,248,618
Debentures	—	20,134,610	—	20,134,610	19,910,124
Other financial liabilities	—	23,543,109	—	23,543,109	23,543,680

	December 31, 2016
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	741,880	13,125,715	—	13,867,595	13,792,266
Loans and receivables	—	—	242,668,472	242,668,472	241,508,048
Financial liabilities:
Deposits due to customers	—	211,370,812	—	211,370,812	211,382,380
Borrowings	—	16,076,215	—	16,076,215	16,060,821
Debentures	—	18,401,138	—	18,401,138	18,166,057
Other financial liabilities	—	20,826,846	—	20,826,846	20,827,284

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate and credit spread

Loans and receivables

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment-rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free market rate and forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognition

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Bank through disposals, but the Bank still has continuous involvements are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2016
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

(*)	As the amounts to be settled after the auction of collaterals are not fixed yet, expected cash flow cannot be reliably measured as of June 30, 2017 and December 31, 2016, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039, the Bank derecognized the financial asset from the separate financial statements applying the exception for retrospective application of transactions before the date of transition to IFRSs in K-IFRS 1101 – First-time Adoption of K-IFRS.

2)	Transferred financial assets that do not meet condition of derecognition

a)	Disposal of securities under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		June 30, 2017	December 31, 2016
Assets transferred	AFS financial assets	10,032	220,098
	HTM financial assets	7,139	7,133

	Total	17,171	227,231

Related liabilities	Bonds sold under repurchase agreements	5,270	106,605

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Bank does not derecognize them from the separate financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of Securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2017	December 31, 2016	Loaned to
Financial assets at FVTPL	Equity securities-listed stock	—	4,459	Samsung Securities Co., Ltd. and others
AFS financial assets	Debt securities-Korean treasury and government agencies and others	171,688	493,579	Korea Securities Finance Corporation and others

	Total	171,688	498,038

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or Securities loaned, are explained in Note 18.

(2)	The offset of financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Bank’s separate statements of financial position respectively.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Bank the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. The Bank has also entered into a purchase and resale agreements and accounted it as secured loans. The repurchase and resale agreements can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Bank recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Bank under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As of June 30, 2017 and December 31, 2016, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as follows (Unit: Korean Won in millions):

	June 30, 2017
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	1,661,151	3,449	1,657,702	11,258,098	16,246	527,050
Receivable spot exchange (*2)	10,143,692	—	10,143,692
Bonds purchased under resale agreements (*2)	10,861,627	—	10,861,627	10,861,627	—	—
Domestic exchanges receivable (*2)(*5)	26,869,426	26,584,300	285,126	—	—	285,126

Total	49,535,896	26,587,749	22,948,147	22,119,725	16,246	812,176

	June 30, 2017
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,111,635	3,449	2,108,186	11,548,193	88,224	616,121
Payable spot exchange (*3)	10,144,352	—	10,144,352
Bonds sold under repurchase agreements (*4)	5,270	—	5,270	5,270	—	—
Domestic exchanges payable (*3)(*5)	30,929,646	26,584,299	4,345,347	4,345,347	—	—

Total	43,190,903	26,587,748	16,603,155	15,898,810	88,224	616,121

	December 31, 2016
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,954,667	8,442	2,946,225	6,239,981	69,834	1,012,148
Receivable spot exchange (*2)	4,375,738	—	4,375,738
Bonds purchased under resale agreements (*2)	8,532,924	—	8,532,924	8,532,924	—	—
Domestic exchanges receivable (*2)(*5)	31,452,718	30,883,281	569,437	—	—	569,437

Total	47,316,047	30,891,723	16,424,324	14,772,905	69,834	1,581,585

	December 31, 2016
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,459,959	8,442	3,451,517	6,389,463	105,270	1,337,208
Payable spot exchange (*3)	4,380,424	—	4,380,424
Bonds sold under repurchase agreements (*4)	106,605	—	106,605	106,605	—	—
Domestic exchanges payable (*3)(*5)	39,341,233	30,883,281	8,457,952	6,161,151	—	2,296,801

Total	47,288,221	30,891,723	16,396,498	12,657,219	105,270	3,634,009

(*1)	The items include derivatives held for trading, held for hedging and equity-linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)	The Bank has the following subsidiaries (Unit: Korean Won in 100 millions, USD in 10 thousands, CNY in 100 millions, RUB in 100 millions, IDR in 100 millions, BRL in 10 thousands, PHP in 100 millions, VND in trillions):

Subsidiaries	Location	Capital stock		Main business
Woori FIS Co., Ltd.	Korea	KRW	245	System software development & maintenance
Woori Private Equity Asset Management Co., Ltd.	Korea	KRW	300	Finance
Woori Finance Research Institute Co., Ltd.	Korea	KRW	30	Other service business
Woori Card Co., Ltd. (*1)	Korea	KRW	8,963	Finance
Woori Investment Bank	Korea	KRW	2,371	Other credit finance business
Woori Private Equity Fund (*2)(*3)	Korea	KRW	—	Other financial business
Woori Credit Information Co., Ltd.	Korea	KRW	50	Credit information
Woori America Bank	America	USD	12,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR	5,211	”
Woori Global Markets Asia Ltd.	Hong Kong	USD	10,000	”
Woori Bank China Limited	China	CNY	21.6	”
AO Woori Bank	Russia	RUB	14.5	”
Woori Brazil Bank	Brazil	BRL	7,709	”
Korea BTL Infrastructure Fund (*1)	Korea	KRW	7,800	”
Woori Fund Service Co., Ltd.	Korea	KRW	100	”
Woori Finance Cambodia (*1)	Cambodia	USD	1,300	”
Woori Finance Myanmar (*1)	Myanmar	USD	1,200	”
Wealth Development Bank	Philippine	PHP	7.7	”
Woori Bank Vietnam Limited	Vietnam	VND	3	”

	June 30, 2017			December 31, 2016
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori FIS Co., Ltd.	4,900,000	100.0	Jun.30, 2017	4,900,000	100.0	Dec.31, 2016
Woori Private Equity Asset Management Co., Ltd.	6,000,000	100.0	Jun.30, 2017	6,000,000	100.0	Dec.31, 2016
Woori Finance Research Institute Co., Ltd.	600,000	100.0	Jun.30, 2017	600,000	100.0	Dec.31, 2016
Woori Card Co., Ltd. (*1)	179,266,200	100.0	Jun.30, 2017	169,266,200	100.0	Dec.31, 2016
Woori Investment Bank	275,761,491	58.2	Jun.30, 2017	275,761,491	58.2	Dec.31, 2016
Woori Private Equity Fund (*2)(*3)	—	28.9	Jun.30, 2017	46,061	28.9	Dec.31, 2016
Woori Credit Information Co., Ltd.	1,008,000	100.0	Jun.30, 2017	1,008,000	100.0	Dec.31, 2016
Woori America Bank	24,500,000	100.0	Jun.30, 2017	24,500,000	100.0	Dec.31, 2016
PT Bank Woori Saudara Indonesia 1906 Tbk	3,754,701,359	74.0	Jun.30, 2017	3,754,701,359	74.0	Dec.31, 2016
Woori Global Markets Asia Ltd.	78,000,000	100.0	Jun.30, 2017	78,000,000	100.0	Dec.31, 2016
Woori Bank China Limited	—	100.0	Jun.30, 2017	—	100.0	Dec.31, 2016
AO Woori Bank	57,999,999	100.0	Jun.30, 2017	57,999,999	100.0	Dec.31, 2016
Woori Brazil Bank	77,093,999	100.0	Jun.30, 2017	77,093,999	100.0	Dec.31, 2016
Korea BTL Infrastructure Fund (*1)	155,805,801	99.9	Jun.30, 2017	155,270,233	99.9	Dec.31, 2016
Woori Fund Service Co., Ltd.	2,000,000	100.0	Jun.30, 2017	2,000,000	100.0	Dec.31, 2016
Woori Finance Cambodia (*1)	13,000,000	100.0	Jun.30, 2017	3,000,000	100.0	Dec.31, 2016
Woori Finance Myanmar (*1)	1,200,000	100.0	Jun.30, 2017	200,000	100.0	Dec.31, 2016
Wealth Development Bank	3,931,365	51.0	Jun.30, 2017	3,931,365	51.0	Dec.31, 2016
Woori Bank Vietnam Limited	—	100.0	Jun.30, 2017	—	100.0	Dec.31, 2016

(*1)	The Bank’s capital stock and number of holding shares have increased, attributed to capital increase of subsidiaries.
(*2)	As Woori Private Equity Asset Management Co., Ltd., which is a subsidiary of the Bank, has a control over Woori Private Equity Fund as its general partner, it is deemed that the Bank has a control over the entity.
(*3)	Due to return of capital invested occurred during the six months ended June 30, 2017, both capital stock and the number of shares became nil. Residual net assets will be distributed in proportion to ownership interests.

(2)	As for the structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity.

1)	Details of structured entities which the Bank controls are as follows:

	As of June 30, 2017
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 16 structures entities	Korea	Asset securitization	—	Jun.30, 2017
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	Jun.30, 2017
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	Jun.30, 2017
Structured entities established for investment in securities and others
Samsung Plus Private Equity Investment Trust 36th and 21 structures entities	Korea	Securities investments	100.0	Jun.30, 2017
HeungkukWoori Tech Company Private Placement Investment Trust No.1	Korea	”	98.0	Jun.30, 2017
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	Jun.30, 2017

	As of December 31, 2016
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 14 structures entities	Korea	Asset securitization	—	Dec.31, 2016
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	Dec.31, 2016
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	Dec.31, 2016
Structured entities established for investment in securities and others
Samsung Plus Private Equity Investment Trust 36th and 33 structures entities	Korea	Securities investments	100.0	Dec.31, 2016
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	Dec.31, 2016

(*1)	It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.
(*2)	The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

2)	The following companies have been excluded from the consolidation scope despite the Bank’s majority ownership interest as of June 30, 2017 and December 31, 2016

	As of June 30, 2017
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investments	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investments	88.9

	As of December 31, 2016
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investments	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investments	88.9
Kiwoom Frontier Professional Investment Private Fund 6 (Bond) (*)	Korea	Securities investments	50.0

(*)	The Bank owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Bank has no power or control on the structured entities.

(3)	Investments in associates are as follows (Unit: Korean Won in 100 millions):

				June 30, 2017
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Mar.31, 2017(*6)
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Korea	295	Finance	6,332,435,273	21.4	Jun.30, 2017
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	May.31, 2017(*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Jun.30, 2017
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	180,000	15.0	May.31, 2017(*6)
Chin Hung International Inc. (*5)(*9)	Korea	733	Construction	37,059,405	25.3	May.31, 2017(*6)
Poonglim Industrial Co., Ltd. (*7)	Korea	736	Construction	4,142,782	29.7	Mar.31, 2017(*6)
STX Engine Co., Ltd. (*1)(*5)	Korea	691	Manufacturing	8,082,650	29.2	Mar.31, 2017(*6)
Samho International Co., Ltd. (*1)(*5)(*14)	Korea	759	Construction	1,190,000	7.8	—
Force TEC Co., Ltd. (*4)(*11)	Korea	—	Freight & staffing	—	—	—
STX Corporation (*1)(*5)(*12)	Korea	4,785	Wholesale of Non-Specialized Goods	37,724,008	19.7	Mar.31, 2017(*6)
Saman Corporation (*2)	Korea	7	General Construction Technology Service	12,542	9.2	Mar.31, 2017(*6)
Dongwoo C & C Co., Ltd. (*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and Wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)	Korea	7	Manufacturing	68,470	48.4	—
Heungjiwon Co., Ltd. (*4)	Korea	6	Other printing	32,849	27.8	—
Kyesan Engineering Co., Ltd. (*4)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)	Korea	4	Construction	12,123	29.6	—
Deokwon Food Co., Ltd. (*4)(*15)	Korea	—	Poultry processing and storage	—	—	—
QTS Shipping Co., Ltd. (*4)	Korea	4	Complex transportation brokerage	17,460	49.4	—
Reading Doctors Co., Ltd. (*4)(*10)	Korea	1	Other services	7,398	35.4	—
PREXCO Co., Ltd. (*4)(*10)	Korea	16	Manufacturing	919,972	28.1	—
Hyunwoo International Co., Ltd. (*4)(*10)	Korea	12	Manufacturing	59,873	25.9	—
Woori Growth Partnerships New Technology Private Equity Fund (*13)	Korea	817	Other financial services	18,849	23.1	Jun.30, 2017
DAEA SNC Co., Ltd. (*4)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd.(*4)	Korea	2	Electronic component manufacturing	7,187	23.4	—
2016KIF-IMM Woori Bank Technology Venture Fund (*13)	Korea	252	Other financial services	5,040,000,000	20.0	Jun.30, 2017
K BANK Co. Ltd., (*2)	Korea	2,500	Finance	6,500,000	13.0	May.31, 2017 (*6)
Smart Private Equity Fund No.2(*8)	Korea	150	Other financial services	3,000,000,000	20.0	Jun.30, 2017
Woori Bank-Company K Korea Movie Asset Fund(*8)	Korea	60	Other financial services	1,500,000,000	25.0	Jun.30, 2017

				December 31, 2016
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Sep.30, 2016(*6)
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Korea	295	Finance	6,332,435,273	21.4	Dec.31, 2016
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	Nov.30, 2016(*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Dec.31, 2016
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	180,000	15.0	Nov.30, 2016(*6)
Chin Hung International Inc. (*5)(*9)	Korea	769	Construction	43,709,400	28.4	Nov.30, 2016(*6)
Poonglim Industrial Co., Ltd. (*7)	Korea	736	Construction	4,146,811	29.7	Sep.30, 2016(*6)
STX Engine Co., Ltd. (*1)(*5)	Korea	691	Manufacturing	8,082,650	29.2	Sep.30, 2016(*6)
Samho International Co., Ltd. (*1)(*5)(*14)	Korea	759	Construction	1,190,000	7.8	Dec.31, 2016
Force TEC Co., Ltd. (*4)(*11)	Korea	118	Freight & staffing	8,087,128	34.4	—
STX Corporation (*1)(*5)(*12)	Korea	748	Wholesale of Non-Specialized Goods	4,472,248	9.5	Sep.30, 2016(*6)
Saman Corporation (*2)	Korea	7	General Construction Technology Service	12,542	9.2	Sep.30, 2016(*6)
Dongwoo C & C Co., Ltd. (*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and Wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)	Korea	7	Manufacturing	68,470	48.4	—
Heungjiwon Co., Ltd. (*4)	Korea	6	Other printing	32,849	27.8	—
Kyesan Engineering Co., Ltd. (*4)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)	Korea	4	Construction	12,123	29.6	—
Deokwon Food Co., Ltd. (*4) (*15)	Korea	3	Poultry processing and storage	14,300	27.3	—
QTS Shipping Co., Ltd. (*4)	Korea	3	Complex transportation brokerage	17,460	49.4	—
Woori Growth Partnerships New Technology Private Equity Fund (*13)	Korea	589	Other finance services	13,602	23.1	Dec.31, 2016
DAEA SNC Co., Ltd. (*4)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd. (*4)	Korea	2	Electronic component manufacturing	7,187	23.4	—
2016KIF-IMM Woori Bank Technology Venture Fund (*13)	Korea	90	Other financial services	1,800,000,000	20.0	Dec.31, 2016
K BANK Co., Ltd. (*2)	Korea	2500	Finance	6,500,000	13.0	Nov.30, 2016(*6)

(*1)	The Bank has significant influence in the creditors’ council.
(*2)	The Bank can participate in the decision making body and exercise significant influence over the associates through business partnerships.
(*3)	Most of the significant business transactions are with the Bank.
(*4)	The carrying values of investments in Reading Doctors Co., Ltd, PREXCO Co., Ltd and Hyunwoo International Co., Ltd are nill as of June 30, 2017 and those of investments in Force TEC Co., Ltd and Deokwon Food Co., Ltd, are nil as of December 31, 2016. Furthermore, those of investments in Dongwoo C&C Co., Ltd, SJCO Co., Ltd, G2 collection Co., Ltd, The Base Enterprise Co., Ltd, Heungjiwon Co., Ltd, Kyesan Engineering Co., Ltd, Good Software Lab Co., Ltd, Wongwang Co., Ltd, Sejin Construction Co., Ltd, QTS Shipping Co., Ltd, DAEA SNC Co., Ltd and ARES-TECH Co., Ltd are nill as of both December 31, 2016 and June 30, 2017.
(*5)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current period: KRW 7,510, previous year: KRW 8,480), Chin Hung International Inc. (current period: KRW 2,250, previous year: KRW 2,090), STX Engine Co., Ltd. (current period: KRW 19,000, previous year: KRW 6,630), Samho International Co., Ltd. (current period: KRW 20,500, previous year: KRW 16,900), STX Corporation. (previous year: KRW 1,660).
(*6)	The significant transactions and events between the end of reporting period of the associates and the Bank have been properly incorporated.
(*7)	The Bank has sold a part of shares of the associates so the number of shares holding has decreased.
(*8)	Due to capital contribution by the Bank during the six months ended June 30, 2017, the entities were included in the investment in associates.
(*9)	Due to the consolidation of stocks and debt-equity swap of the associates, the Bank’s number of holding shares and ownership ratio decreased.

(*10)	Even though the Bank’s ownership ratio of the entity was more than 20%, the Bank did not have significant influence over the entity due to the fact that the entity was going through workout process under receivership, and thus the entity was excluded from the investment in associates. However, as the workout process was completed during the six months ended June 30, 2017, it has been included in the investment in associates.
(*11)	Force TEC Co., Ltd is not in scope for the associates, because the Bank does not have significant influence over the entity due to the fact that it is going through workout process under receivership as of June 30, 2017.
(*12)	Due to debt-equity swap of STX Corporation, capital stock, the Bank’s number of holding shares and ownership ratio increased.
(*13)	Due to capital increase of associates, the Bank’s number of capital stock and holding shares increased.
(*14)	The investments in associates were transferred to assets held for sale during the six months ended June 30, 2017.
(*15)	As the Bank sold its entire ownership interest of the entities, they were exclude from the investment in associates.

(4)	The entities excluded from associates, although the Bank’s ownership interest in them is higher than 20% as of June 30, 2017 and December 31, 2016 are as follows:

	As of June 30, 2017
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	465,050	23.0%
Saenuel Co., Ltd.	3,531	37.4%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
NK Eng Co., Ltd.	697,033	23.1%
The Season Company Co., Ltd.	18,187	30.1%
Yuil PESC Co., Ltd.	8,642	24.0%
Youngdong Sea Food Co., Ltd.	12,106	24.0%
Sinseong Trading Co., Ltd.	2,584	27.2%
CL Tech Co., Ltd	13,759	38.6%
Force TEC Co., Ltd.	4,780,907	25.8%
Cultizm Korea LTD Co., Ltd.	858	31.3%
Protronics Co., Ltd.	95,921	48.1%

	As of December 31, 2016
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	465,050	23.0%
Saenuel Co., Ltd.	3,531	37.4%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
NK Eng Co., Ltd.	697,033	23.1%
The Season Company Co., Ltd.	18,187	30.1%
Yuil PESC Co., Ltd.	8,642	24.0%
Reading Doctors Co., Ltd.	7,398	35.4%
Youngdong Sea Food Co., Ltd.	12,106	24.0%
Sinseong Trading Co., Ltd.	2,584	27.2%
PREXCO Co., Ltd.	919,972	28.1%
Hyunwoo International Co., Ltd.	59,873	25.9%

(*)	Even though the Bank’s ownership interest in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

(5)	Changes in carrying value of investments in subsidiaries and associates are as follows (Korean Won in millions). Because the investments associated with structured entities were classified as financial assets at FVTPL or AFS financial assets, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the six months ended June 30, 2017
Investee	January 1, 2017	Acquisitions (*1)	Disposals and others(*2)	Impairment	June 30, 2017
Woori FIS Co., Ltd.	35,362	—	—	—	35,362
Woori Private Equity Asset Management Co., Ltd.	43,227	—	—	—	43,227
Woori Finance Research Institute Co., Ltd.	3,364	—	—	—	3,364
Woori Card Co., Ltd.	1,174,260	100,000	—	—	1,274,260
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	9,018	—	(9,018)	—	—
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	—	—	—	215,400
Woori Global Markets Asia Ltd.	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	780,525	2,700	(36)	—	783,189
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia	4,600	11,250	—	—	15,850
Woori Finance Myanmar	2,389	11,260	—	—	13,649
Wealth Development Bank	25,675	—	(1,320)	—	24,355
Woori Bank Vietnam Limited	155,400	—	—	—	155,400
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	5,418	—	—	—	5,418
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Chin Hung International Inc.	67,467	41,053	—	(25,136)	83,384
Poonglim Industrial Co., Ltd.	4,256	—	—	(4,250)	6
STX Engine Co., Ltd.	44,615	—	—	—	44,615
SamHo Co., Ltd.	7,492	—	(7,492)	—	—
STX Corporation	7,424	8,546	—	(8,161)	7,809
Saman Corporation	8,521	—	—	—	8,521
Woori Growth Partnerships New Technology Private Equity Fund	13,602	5,745	(498)	—	18,849
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	3,240	—	—	5,040
K BANK Co., Ltd.	32,500	—	—	—	32,500
Smart Private Equity Fund No.2	—	3,000	—	—	3,000
Woori Bank-Company K Korea Movie Asset Fund	—	1,500	—	—	1,500

	3,779,169	188,294	(18,364)	(37,547)	3,911,552

(*1)	Investments in associates increased by 49,599 million Won through transfers between accounts, such as loan-equity swap occurred during the six months ended June 30, 2017.
(*2)	Investments in associates decreased by 7,492 million Won through transfers to assets held for sale occurred during the six months ended June 30, 2017.

	For the six months ended June 30, 2016
Investee	January 1, 2016	Acquisitions(*1)	Disposals and others (*2)	Impairment	June 30, 2016
Woori FIS	35,362	—	—	—	35,362
Woori Private Equity Asset Management Co., Ltd.	43,227	—	—	—	43,227
Woori Finance Research Institute	3,364	—	—	—	3,364
Woori Card	1,174,260	—	—	—	1,174,260
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	11,297	—	(2,279)	—	9,018
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	—	—	—	215,400
Woori Global Markets Asia Ltd.	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
Zao Woori Bank	51,780	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	735,173	28,999	(422)	—	763,750
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia	4,600	—	—	—	4,600
Woori Finance Myanmar	2,389	—	—	—	2,389
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	35,682	—	(8,581)	—	27,101
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
United PF 1st Corporate Financial Stability	172,441	—	(172,441)	—	—
Chin Hung International Inc.	67,467	—	—	—	67,467
Poonglim Industrial Co., Ltd.	5,123	—	—	(186)	4,937
STX Engine Co., Ltd.	50,831	—	—	(2,642)	48,189
SamHo Co., Ltd.	7,492	—	—	—	7,492
STX Corporation	14,311	—	—	(4,025)	10,286
Osung LST Co., Ltd.	6,453	—	—	—	6,453
Saman Corporation	8,521	—	—	—	8,521
K-Growth crowd 2step Fund	—	800	—	—	800
Woori Growth Partnerships New Technology Private Equity Fund	—	5,421	—	—	5,421

	3,730,247	35,220	(183,723)	(6,853)	3,574,891

(*1)	Investments in associates increased by 5,421 million Won through transfers between accounts, such as loan-equity swap occurred during the six months ended June 30, 2016.
(*2)	Investments in associates decreased by 172,441 million Won through transfers to AFS financial assets occurred during the six months ended June 30, 2016

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Acquisition cost	370,368	372,255
Accumulated depreciation	(25,718)	(23,862)

Net carrying value	344,650	348,393

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Beginning balance	348,393	344,892
Acquisition	795	—
Depreciation	(1,789)	(1,759)
Transfer	(2,708)	15,627
Foreign currencies translation adjustments	(41)	(4)

Ending balance	344,650	358,756

(3)	Fair value of investment properties is amounting to 369,374 million Won and 374,106 million Won as of June 30, 2017 and December 31, 2016, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of June 30, 2017 and December 31, 2016.

(4)	Rental fee earned from investment properties is amounting to 7,084 million Won and 6,823 million Won for the six months ended June 30, 2017 and 2016, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,472,804	838,026	485,159	383,651	37,754	3,217,394
Accumulated depreciation	—	(167,836)	(368,403)	(336,409)	—	(872,648)

Net carrying value	1,472,804	670,190	116,756	47,242	37,754	2,344,746

	December 31, 2016
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,472,720	835,671	472,676	381,593	13,663	3,176,323
Accumulated depreciation	—	(155,905)	(351,103)	(327,035)	—	(834,043)

Net carrying value	1,472,720	679,766	121,573	54,558	13,663	2,342,280

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,472,720	679,766	121,573	54,558	13,663	2,342,280
Acquisitions	—	3,198	17,136	4,652	24,330	49,316
Disposals	(606)	(205)	(30)	(409)	—	(1,250)
Depreciation	—	(12,494)	(21,454)	(16,196)	—	(50,144)
Classified to assets held for sale	(1,743)	(441)	—	—	—	(2,184)
Transfer	2,466	403	68	—	(229)	2,708
Foreign currencies translation adjustments	(33)	(31)	73	(151)	(10)	(152)
Others	—	(6)	(610)	4,788	—	4,172

Ending balance	1,472,804	670,190	116,756	47,242	37,754	2,344,746

	For the six months ended June 30, 2016
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,478,209	691,830	106,155	64,790	522	2,341,506
Acquisitions	—	5,520	26,241	6,298	1,187	39,246
Disposals	—	—	(137)	(1,324)	(67)	(1,528)
Depreciation	—	(12,284)	(20,564)	(28,561)	—	(61,409)
Classified to assets held for sale	(3,418)	(2,317)	—	—	—	(5,735)
Transfer	(10,364)	(5,263)	—	—	—	(15,627)
Foreign currencies translation adjustments	(3)	21	9	24	(4)	47
Others	145	(6)	17	18,100	—	18,256

Ending balance	1,464,569	677,501	111,721	59,327	1,638	2,314,756

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	660	182,141	574,003	11,807	768,611
Accumulated amortization	(414)	(21,591)	(468,448)	—	(490,453)
Accumulated impairment losses	—	—	—	(2,316)	(2,316)

Net carrying value	246	160,550	105,555	9,491	275,842

	December 31, 2016
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	625	117,954	566,054	11,921	696,554
Accumulated amortization	(367)	(17,114)	(434,540)	—	(452,021)
Accumulated impairment losses	—	—	—	(2,303)	(2,303)

Net carrying value	258	100,840	131,514	9,618	242,230

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	258	100,840	131,514	9,618	242,230
Acquisition	35	64,285	8,036	219	72,575
Disposals	—	—	—	(316)	(316)
Amortization (*)	(47)	(4,483)	(28,064)	—	(32,594)
Impairment loss	—	—	—	(12)	(12)
Transfer	—	(36)	36	—	—
Foreign currencies translation adjustment	—	—	178	(18)	160
Others	—	(56)	(6,145)	—	(6,201)

Ending balance	246	160,550	105,555	9,491	275,842

(*)	Amortization of other intangible assets amounting to 24,443 million Won is included in other operating expenses.

	For the six months ended June 30, 2016
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	283	14,248	164,279	8,710	187,520
Acquisition	—	11,634	21,810	187	33,631
Disposals	—	—	—	(200)	(200)
Amortization	(39)	(831)	(26,037)	—	(26,907)
Reversal of impairment loss	—	—	—	304	304
Foreign currencies translation adjustment	—	—	3	7	10
Others	—	—	(10)	—	(10)

Ending balance	244	25,051	160,045	9,008	194,348

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Investments in subsidiaries and associates	7,492	—
Premises and equipment	85	2,342

Total	7,577	2,342

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		June 30, 2017
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others	7,456	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	246,722	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co., Ltd. and others	254,107	Substitute securities and others
AFS financial assets	Corporate bonds	Korea Securities Depository	10,032	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	2,087,563	Settlement risk and others
HTM financial assets	Corporate bonds and others	Korea Securities Depository	7,139	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	7,058,820	Settlement risk and others

		Total	9,671,839

		December 31, 2016
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others	22,870	Margin deposit for future or option and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	225,169	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co., Ltd. and others	458,476	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	220,098	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	BOK and others	3,116,810	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	7,133	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	6,181,192	Settlement risk and others

		Total	10,231,748

(*)	The Bank has the agreements to repurchase the sold assets as the pre-determined price or the price which include the rate of return and provide the guarantee on the assets. The transferee has the right to sale or to provide as guarantee. Therefore the Bank does not derecognize the assets, but recognizes the relevant amounts as liability (bond sold under repurchase agreements).

(2)	There is no asset which the Bank has acquired through foreclosure as of June 30, 2017 and December 31, 2016.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2017	December 31, 2016	Loaned to
Financial assets at FVTPL	Equity securities-listed stock	—	4,459	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds and others	171,688	493,579	Korea Securities Finance Corporation and others

Total		171,688	498,038

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of June 30, 2017 and December 31, 2016 are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	11,198,910	—

	December 31, 2016
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	8,746,101	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Prepaid expenses	93,476	92,895
Advance payments	20	404
Others	2,871	3,627

Total	96,367	96,926

20.	FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Financial liabilities held for trading	1,891,197	3,026,599
Financial liabilities designated at FVTPL	616,177	766,880

Total	2,507,374	3,793,479

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Deposits
Gold banking liabilities	31,184	26,501
Derivative liabilities	1,860,013	3,000,098

Total	1,891,197	3,026,599

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Equity linked securities index
Equity linked securities index in short position	522,587	673,906
Debentures
Debentures in local currency	93,590	92,974

Total	616,177	766,880

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Financial liabilities designated at FVTPL subject to credit risk adjustments	616,177	783,760
Changes in fair value for credit risk adjustments	(115)	(324)
Accumulated changes in credit risk adjustments	(15,893)	(15,323)

Credit risk adjustments are applied to reflect the Bank’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Bank’s credit spread as observed through credit ratings.

(5)	The difference between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Carrying amount	616,177	766,880
Nominal amount at maturity	658,114	902,375

Difference	(41,937)	(135,495)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Deposits in local currency:
Deposits on demand	7,834,286	9,496,455
Deposits at termination	190,546,882	183,864,984
Mutual installment	35,623	37,128
Certificate of deposits	4,833,845	3,782,549

Sub-total	203,250,636	197,181,116

Deposits in foreign currencies	13,114,599	14,225,208
Present value discount	(43,529)	(23,944)

Total	216,321,706	211,382,380

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,409,422
Borrowing from government funds	Small & Medium Business Corporation and others	0.0 ~ 3.5	1,616,014
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,219,224

Sub-total			6,244,660

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 4.5	7,191,850
Offshore borrowings in foreign currencies	Commonwealth Bank and others	1.6	30,085

Sub-total			7,221,935

Bills sold	Others	0.0 ~ 1.2	43,048
Call-money	Banks and others	0.0 ~ 4.7	734,070
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 4.5	5,270
Present value discount			(365)

Total			14,248,618

	December 31, 2016
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,598,553
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,534,807
Others	Seoul Metropolitan Government and others	0.0 ~ 3.8	3,446,894

Sub-total			6,580,254

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 5.2	7,547,555
Offshore borrowings in foreign currencies	Wells Fargo	1.4	18,127

Sub-total			7,565,682

Bills sold	Others	0.0 ~ 1.6	26,895
Call-money	Banks and others	0.0 ~ 5.1	1,782,052
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 4.5	106,605
Present value discount			(667)

Total			16,060,821

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2017		December 31, 2016
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	1.5 ~ 5.8	15,233,869	1.5 ~ 7.2	12,889,422
Subordinated bonds	3.0 ~ 5.9	4,708,869	3.0 ~ 5.9	5,309,375

Sub-total		19,942,738		18,198,797

Discount on bonds		(32,614)		(32,740)

Total		19,910,124		18,166,057

(*)	Included debentures under fair value hedge relationships are 3,410,390 million Won and 3,610,193 million Won as of June 30, 2017 and December 31, 2016, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Asset retirement obligation	56,317	52,838
Provisions for guarantees (*1)	190,388	240,023
Provisions for unused commitments	51,290	53,919
Provisions for customer reward credits	28,520	18,170
Other provisions (*2)	12,475	15,523

Total	338,990	380,473

(*1)	Provisions for guarantee include provision for financial guarantee of 62,787 million Won and 70,153 million Won as of June 30, 2017 and December 31, 2016, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provision except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017
	Provision for guarantees	Provision for unused commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	240,023	53,919	18,170	15,523	327,635
Provisions provided	—	—	3,551	2,247	5,798
Provisions used	(12,337)	(41)	(27,744)	(5,295)	(45,417)
Reversal of unused amount	(45,218)	(2,588)	—	—	(47,806)
Transfer(*)	—	—	28,876	—	28,876
Others	7,920	—	5,667	—	13,587

Ending balance	190,388	51,290	28,520	12,475	282,673

(*)	According to contracts with the third parties, Bank ultimately will be reimbursed for which it has paid out on behalf of customers, which has incurred through their customer loyalty programs. Therefore, when such obligation incurs, the Bank recognizes it as “transfer”, but there is no impact on the Bank’s expense.

	For the six months ended June 30, 2016
	Provision for guarantees	Provision for unused commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	366,873	45,773	—	19,308	431,954
Provisions provided	—	—	19	1,627	1,646
Provisions used	(73,475)	7	(8)	(6,415)	(79,891)
Reversal of unused amount	(76,810)	(1,187)	—	—	(77,997)
Others	10,775	—	—	—	10,775

Ending balance	227,363	44,593	11	14,520	286,487

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Beginning balance	52,838	35,933
Provisions provided	619	451
Provisions used	(416)	(430)
Reversal of provisions unused	(715)	—
Amortization	196	207
Changes in restoration cost and others	3,795	17,114

Ending balance	56,317	53,275

24.	NET DEFINED BENEFIT ASSET

The Bank’s defined benefit plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Bank exposed to various risks through Defined Benefit Retirement Pension Plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds

A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit asset are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Defined benefit obligation	965,157	919,707
Fair value of plan assets	(974,626)	(990,645)

Net defined benefit assets	(9,469)	(70,938)

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Beginning balance	919,707	846,368
Current service cost	67,508	70,842
Interest expense	12,758	11,631
Remeasurements	4,121	58,586
Foreign currencies translation adjustments	(42)	43
Retirement benefit paid	(28,819)	(28,276)
Curtailment or liquidation	(10,076)	(9,153)

Ending Balance	965,157	950,041

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Beginning balance	990,645	800,690
Interest income	14,718	11,975
Remeasurements	(7,685)	(421)
Employer’s contributions	15,000	155,000
Retirement benefit paid	(27,657)	(27,940)
Curtailment or liquidation	(10,395)	(8,814)

Ending balance	974,626	930,490

(4)	Plan assets wholly consist of time deposits as of June 30, 2017 and December 31, 2016. Among plan assets, realized returns on plan assets amount to 7,033 million Won and 11,554 million Won for the six months ended June 30, 2017 and 2016, respectively.

It is expected that the Bank shall contribute 131,248 million Won for the plan for the year ended December 31, 2017.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or liquidation and remeasurements recognized in the separate statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Current service cost	67,508	70,842
Net interest income	(1,960)	(344)
Loss (gain) on the curtailment or settlement	320	(339)

Cost recognized in net income	65,868	70,159

Remeasurements	11,806	59,007

Cost recognized in total comprehensive income	77,674	129,166

Retirement benefit service costs related to defined contribution plans are recognized 1,868 million Won and 1,711 million Won for the six months ended June 30, 2017 and 2016, respectively.

(6)	Key actuarial assumptions used in defined benefit liability (asset) assessment are as follows:

	June 30, 2017	December 31, 2016
Discount rate	2.96%	2.85%
Future wage growth rate	6.06%	6.05%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		June 30, 2017	December 31, 2016
Discount rate	Increase by 1% point	(90,638)	(86,744)
	Decrease by 1% point	104,315	99,833
Future wage growth rate	Increase by 1% point	103,802	99,225
	Decrease by 1% point	(91,886)	(87,851)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Other financial liabilities:
Accounts payable	10,947,361	4,744,622
Accrued expenses	1,544,512	1,886,601
Borrowing from trust accounts	3,834,483	3,391,903
Agency business revenue	536,882	331,159
Foreign exchanges payable	479,818	696,017
Domestic exchanges payable	4,464,750	8,476,475
Other miscellaneous financial liabilities	1,736,458	1,300,954
Present value discount	(584)	(447)

Sub-total	23,543,680	20,827,284

Other liabilities:
Unearned income	44,991	46,144
Other miscellaneous liabilities	79,729	107,094

Sub-total	124,720	153,238

Total	23,668,400	20,980,522

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2017
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	207,279	—	—	—	—
Swaps	125,624,575	140,143	349,622	2,348	364,605
Written options	730,000	—	15,003	—	—
Purchase options	925,000	—	—	—	15,993
Currency:
Futures	449,755	—	—	—	—
Forwards	67,250,795	—	475,398	—	514,706
Swaps	46,062,063	—	645,900	—	668,739
Written options	2,138,187	—	25,435	—	—
Purchase options	2,987,630	—	—	—	25,021
Equity:
Futures	390,006	—	—	—	—
Written options	4,392,724	—	124,451	—	—
Purchase options	5,973,184	—	—	6,239	269,943
Others:
Futures	2,041	—	—	—	—
Swaps	2,632	—	157	—	144
Written options	7,543	—	90	—	—
Purchase options	46,948	—	—	—	862

Total	257,190,362	140,143	1,636,056	8,587	1,860,013

	December 31, 2016
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	54,785	—	—	—	—
Swaps	118,786,359	139,832	473,951	7,013	509,703
Written options	860,000	—	21,172	—	—
Purchase options	1,035,000	—	—	—	21,863
Currency:
Futures	447,749	—	—	—	—
Forwards	61,216,421	—	1,252,273	—	1,005,570
Swaps	39,745,794	—	1,014,994	—	1,221,961
Written options	1,120,949	—	42,126	—	—
Purchase options	907,211	—	—	—	8,589
Equity:
Futures	926,392	—	—	—	—
Written options	3,007,969	745	73,261	—	—
Purchase options	4,460,233	—	—	208	228,900
Others:
Futures	5,105	—	—	—	—
Swaps	7,918	—	2,645	—	2,331
Written options	8,307	—	121	—	—
Purchase options	64,352	—	—	—	1,181

Total	232,654,544	140,577	2,880,543	7,221	3,000,098

Derivatives held-for-trading purpose classified into financial assets or liabilities at FVTPL (Notes 7 and 20) and derivatives for hedging are stated in a separate line item of the separate statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Losses from hedged items	(3,986)	(100,587)
Gains (losses) from hedging instruments	(457)	92,493

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Beginning balance	13,422	28,008
New transactions	500	1,337
Amounts recognized in profits or losses	(3,613)	(7,020)

Ending balance	10,309	22,325

In case some variables to measure fair values of financial instruments are not observable or available in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there are differences noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	June 30, 2017	December 31, 2016
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,000,000 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	There are no changes in the number of shares issued and outstanding during the six months ended June 30, 2017 and 2016.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Capital in excess of par value	269,533	269,533

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as the equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rates (%)	June 30, 2017	December 31, 2016
Securities in local currency	June 20, 2008	June 20, 2038	7.7	255,000	255,000
	March 8, 2012	March 8, 2042	5.8	—	190,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
Securities in foreign currencies	May 2, 2007	May 2, 2037	6.2	—	930,900
	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	—
Issuance cost				(12,912)	(14,104)

Total				3,017,888	3,574,896

With respect to the hybrid securities issued, there’s no maturity or the contractual agreements allow the Bank to indefinitely extend the maturity date and defer the payment of interest. If the Bank makes a resolution not to pay dividends on common stock, and then, the Bank is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Accumulated other comprehensive income:
Gain on valuation of available-for-sale financial assets	303,480	319,698
Gain (loss) on foreign currency translation of foreign operations	(7,113)	7,400
Remeasurement loss related to defined benefit plan	(163,392)	(154,443)

Sub-total	132,975	172,655

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(208,158)	—

Total	(109,296)	138,542

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017
	Beginning balance	Increase (decrease) (*)	Re- classification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	319,698	47,218	(68,614)	5,178	303,480
Gain (loss) on foreign currency translation of foreign operations	7,400	(19,146)	—	4,633	(7,113)
Remeasurement gain (loss) related to defined benefit plan	(154,443)	(11,806)	—	2,857	(163,392)

Total	172,655	16,266	(68,614)	12,668	132,975

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

	For the six months ended June 30, 2016
	Beginning balance	Increase (decrease) (*)	Re- classification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	329,724	70,856	(14,591)	(13,616)	372,373
Gain (loss) on foreign currency translation of foreign operations	(1,961)	(253)	—	61	(2,153)
Remeasurement gain (loss) related to defined benefit plan	(187,634)	(59,007)	—	14,280	(232,361)

Total	140,129	11,596	(14,591)	725	137,859

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details in retained earnings are as follows (Unit: Korean Won in millions):

		June 30, 2017	December 31, 2016
Legal reserve	Legal reserve	1,729,754	1,622,754
	Other legal reserve	45,669	44,634

	Sub-total	1,775,423	1,667,388

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,418,805	7,073,104
	Regulatory reserve for credit loss	2,017,342	1,880,447
	Revaluation reserve	751,964	753,908
	Other voluntary reserve	11,700	11,700

	Sub-total	10,443,211	9,962,559

Retained earnings before appropriation		913,816	858,208

	Total	13,132,450	12,488,155

i.	Legal reserve

In accordance with the Act of Banking Law, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an Autonomous judgment matter of the Bank since 2015.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	The changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Beginning balance	12,488,155	11,798,375
Net income	1,004,426	671,241
Dividends on common stock	(269,308)	(168,317)
Dividends on hybrid securities	(90,823)	(100,236)

Ending balance	13,132,450	12,201,063

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Beginning balance	2,017,342	1,880,447
Planned provision of regulatory reserve for credit loss (reveral)	(10,806)	136,895

Ending balance	2,006,536	2,017,342

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income	402,523	1,004,426	288,768	671,241
Reversal of regulatory reserve for credit loss	(12,310)	(10,806)	(19,340)	(17,869)
Adjusted net income after the reversal of regulatory reserve	414,833	1,015,232	308,108	689,110
Adjusted EPS after the reversal of regulatory reserve (Unit: Korean Won)	555	1,374	384	875

33.	DIVIDENDS

At the shareholders’ meeting on March 24, 2017, dividend payment for the year ended December 31, 2016 amounting to 269,308 million Won (400 Won per share) was approved, and such dividend was paid during the six months ended June 30, 2017.

In addition, on July 28, 2017, the board of directors approved interim dividend payment of 100 Won per share, which amounts to 67,327 million Won in total. In accordance with the Commercial Law, the dividend is required to be paid within a month from the date of declaration, and the amount of dividend payable is not included in the separate financial statements attached.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL	4,415	8,878	4,738	9,516
AFS financial assets	52,423	105,267	61,304	125,071
HTM financial assets	73,683	147,063	90,730	185,925
Loans and receivables
Interest on due from banks	16,646	34,066	12,809	24,541
Interest on loans	1,659,994	3,294,164	1,684,034	3,375,667
Interest of other receivables	5,618	11,345	7,130	14,939

Sub-total	1,682,258	3,339,575	1,703,973	3,415,147

Total	1,812,779	3,600,783	1,860,745	3,735,659

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Interest on deposits due to customers	544,347	1,089,347	603,740	1,219,807
Interest on borrowings	51,522	103,866	50,803	102,691
Interest on debentures	120,410	238,640	122,370	245,790
Other interest expense	18,326	37,272	25,243	51,232

Total	734,605	1,469,125	802,156	1,619,520

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income occurred are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees and commissions received (*)	182,706	378,161	183,433	375,281
Fees and commissions received for provision of guarantee	17,309	33,550	17,758	36,863
Fees and commissions received on project financing	4,614	6,334	8,621	13,489
Fees and commissions received on securities	19,462	39,686	16,497	32,925
Other Fees and commissions received	33,515	71,446	22,088	38,953

Total	257,606	529,177	248,397	497,511

(*)	Fees and commissions received include fees income from agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Details of fees and commissions expenses occurred are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees and commissions paid	36,362	63,213	39,701	75,097
Others	61	114	47	92

Total	36,423	63,327	39,748	75,189

36.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Dividend from Financial assets at FVTPL	1	144	—	658
Dividend from AFS financial assets	31,228	61,592	103,431	158,931

Total	31,229	61,736	103,431	159,589

37.	GAINS (LOSSES) ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of gains or losses related to financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains (losses) on financial instruments held for trading	38,516	(51,387)	99,966	(3,334)
Gains (losses) on financial instruments designated at FVTPL	(24,086)	(86,206)	674	47,107

Total	14,430	(137,593)	100,640	43,773

(2)	Details of gains or losses on financial instruments held for trading are as follows (Unit: Korean Won in millions):

			2017		2016
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial instruments held for trading	Securities	Gain on valuation	495	3,220	825	4,840
		Gain on disposals	1,392	5,916	1,493	4,389
		Loss on valuation	(191)	(314)	(1,046)	(1,498)
		Loss on disposals	(45)	(247)	(965)	(1,990)

		Sub-total	1,651	8,575	307	5,741

	Other financial instruments	Gain on valuation	1,495	3,071	2,372	10,368
		Gain on disposals	763	882	743	1,541
		Loss on valuation	(1,920)	(3,539)	(2,555)	(10,385)
		Loss on disposals	(211)	(234)	(482)	(1,315)

		Sub-total	127	180	78	209

		Total	1,778	8,755	385	5,950

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	202,402	434,227	437,618	845,408
		Loss on transactions and valuation	(198,456)	(422,879)	(445,282)	(896,696)

		Sub-total	3,946	11,348	(7,664)	(51,288)

	Currencies derivatives	Gain on transactions and valuation	(100,624)	3,741,132	682,342	2,703,055
		Loss on transactions and valuation	112,300	(3,903,950)	(564,839)	(2,595,176)

		Sub-total	11,676	(162,818)	117,503	107,879

	Equity derivatives	Gain on transactions and valuation	92,275	302,900	36,263	69,573
		Loss on transactions and valuation	(71,192)	(211,551)	(46,898)	(136,017)

		Sub-total	21,083	91,349	(10,635)	(66,444)

	Other derivatives	Gain on transactions and valuation	867	2,196	5,404	8,917
		Loss on transactions and valuation	(834)	(2,217)	(5,027)	(8,348)

		Sub-total	33	(21)	377	569

		Total	36,738	(60,142)	99,581	(9,284)

Total			38,516	(51,387)	99,966	(3,334)

(3)	Details of gains or losses of financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain (loss) on equity-linked securities:
Loss on disposals of equity-linked securities	(3,686)	(15,877)	(3,813)	(7,153)
Gain (loss) on valuation of equity-linked securities	(20,667)	(69,714)	3,718	52,993

Sub-total	(24,353)	(85,591)	(95)	45,840

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	267	(615)	769	1,267

Total	(24,086)	(86,206)	674	47,107

38.	GAINS OR LOSSES ON AFS FINANCIAL ASSETS

Details of gains or losses on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain on redemptions of securities	—	—	594	594
Gain on transactions of securities	83,874	102,860	23,585	39,219
Impairment loss	(6,853)	(12,622)	(4,752)	(8,657)

Total	77,021	90,238	19,427	31,156

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitments recognized for credit loss are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Impairment losses due to credit loss	(153,089)	(227,710)	(196,608)	(402,639)
Reversal of provision on guarantee	16,381	45,218	2,364	76,810
Reversal of provision on (provision provided) loan commitment	(9,042)	2,588	(3,438)	1,187

Total	(145,750)	(179,904)	(197,682)	(324,642)

40.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses are as follows (Unit: Korean Won in millions):

			2017		2016
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Salaries	Short-term employee benefits	Salaries Employee benefits	276,845	555,349	271,127	548,216
			103,500	191,861	87,772	165,108
	Retirement benefit service costs		33,981	67,736	35,394	71,870
	Termination		4,411	4,411	92,039	92,039

	Sub-total		418,737	819,357	486,332	877,233

Depreciation and amortization			27,203	58,296	37,942	88,316
Other general and administrative expenses	Rent		61,391	126,971	62,501	127,112
	Taxes and public dues		28,674	51,924	30,247	52,468
	Service charges		42,012	84,955	52,987	102,782
	Computer and IT related		57,152	109,587	62,638	119,796
	Telephone and communication		8,120	15,795	7,614	15,378
	Operating promotion		8,565	17,924	9,290	19,622
	Advertising		20,892	26,575	19,947	31,891
	Printings		1,851	3,666	2,426	4,404
	Traveling		2,083	4,323	2,104	4,092
	Supplies		1,112	2,371	1,294	2,507
	Insurance premium		710	1,573	924	1,906
	Reimbursement		4,187	8,205	4,424	8,100
	Maintenance		2,825	5,754	3,363	6,601
	Water, light and heating		2,398	6,161	2,580	6,578
	Vehicle maintenance		2,057	3,941	1,936	3,743
	Others		1,854	3,134	2,219	3,431

	Sub-total		245,883	472,859	266,494	510,411

	Total		691,823	1,350,512	790,768	1,475,960

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains on transactions of foreign exchange	535,587	1,543,840	1,023,010	2,397,712
Gains on disposals of loans and receivables	14,861	198,000	111,303	133,755
Gains on fair value hedging instrument	11,290	11,354	32,596	111,505
Gains on fair value hedged items	(7,094)	11,860	(7,070)	18,113
Others (*)	(1,424)	57,644	4,314	47,363

	553,220	1,822,698	1,164,153	2,708,448

(*)	Other income includes such income amounting to 28,800 million Won and 47,363 million Won for the six months ended June 30, 2017 and 2016, respectively, that the Bank recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Losses on transactions of foreign exchange	447,140	1,250,667	1,077,199	2,359,488
KDIC deposit insurance fees	76,258	148,374	72,341	142,209
Contribution to miscellaneous funds	71,311	143,050	75,259	149,781
Losses on disposals of loans and receivables	—	—	—	5
Losses (gains) related to derivatives	(9,391)	11,811	(6,559)	19,012
Losses on fair value hedged items	15,820	15,846	32,450	118,700
Others (*)	21,072	36,083	66,148	96,177

Total	622,210	1,605,831	1,316,838	2,885,372

(*)	Other expense includes such expenses amounting to 3,325 million Won and 92,375 million Won for the six months ended June 30, 2017 and 2016, respectively, that the Bank recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gain or loss on valuation of investments in subsidiaries and associates are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Impairment loss	(18,563)	(37,547)	(6,716)	(6,853)

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Other non-operating incomes	37,044	70,414	36,452	86,008
Other non-operating expenses	(14,880)	(33,743)	(40,636)	(67,200)

Total	22,164	36,671	(4,184)	18,808

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Rental fee income	3,595	7,305	3,553	7,070
Dividends from investments in subsidiaries and associates	10,308	18,264	10,187	21,067
Gains on disposal of investments in subsidiaries and associates	1,916	8,227	3,356	3,679
Gains on disposal of premises and equipment and other assets	1,459	1,609	67	67
Reversal of impairment loss of premises and equipment, intangible assets and other assets	—	32	200	443
Others	19,766	34,977	19,089	53,682

Total	37,044	70,414	36,452	86,008

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Depreciation of investment properties	893	1,788	891	1,759
Interest expenses of rent leasehold deposits	104	221	124	247
Loss on disposals of premises and equipment, intangible assets and other assets	180	437	4,137	5,843
Impairment loss on premises and equipment, intangible assets and other assets	40	44	111	139
Donation	8,411	12,585	18,691	33,421
Others	5,252	18,668	16,682	25,791

Total	14,880	33,743	40,636	67,200

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Current tax expense
Current tax expense in respect of the current period	259,170	46,028
Adjustments recognized in the current period in relation to the current tax of prior periods	(4,218)	(20,588)

Sub-total	254,952	25,440

Deferred tax expense
Deferred tax expense relating to the origination and reversal of temporary differences	25,418	110,002
Deferred tax charged directly to equity	12,668	725

Sub-total	38,086	110,727

Income tax expense	293,038	136,167

(2)	Income tax expense can be reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Net income before income tax expense	1,297,464	807,408
Tax calculated at statutory tax rate (*)	313,524	194,931
Adjustments
Effect of income that is exempt from taxation	(25,037)	(27,436)
Effect of expenses that are not deductible in determining taxable profit	5,463	4,703
Adjustments recognized in the current period in relation to the current tax of prior periods	(4,218)	(20,588)
Others	3,306	(15,443)

Sub-total	(20,486)	(58,764)

Income tax expense	293,038	136,167

Effective tax rate	22.6%	16.9%

(*)	The corporate tax rate is 11 % up to 200 million Won in tax basis, 22 % over 200 million Won to 20 billion Won and 24.2 % over 20 billion Won.

(3)	Details of accumulated deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Loss on valuation of AFS securities	(96,889)	(102,067)
Foreign currency translation of foreign operations	2,270	(2,363)
Remeasurement gain related to defined benefit plan	52,165	49,308

Total	(42,454)	(55,122)

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income attributable to common shareholders	402,523	1,004,426	288,768	671,241
Dividends to hybrid securities	(41,557)	(90,823)	(49,751)	(100,236)
Net income attributable to common shareholders	360,966	913,603	239,017	571,005
Weighted average number of common shares outstanding	673 shares in million	673 shares in million	673 shares in million	673 shares in million
Basic Earnings Per Share (Unit: Korean Won)	536	1,358	355	848

Diluted EPS is equal to basic EPS because there is no dilution effect for the six months ended June 30, 2017 and 2016.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Confirmed guarantees:
Guarantees for loans	91,649	79,566
Acceptances	269,956	333,943
Guarantees in acceptances of imported goods	107,065	97,606
Other confirmed guarantees	6,613,053	7,542,726

Total	7,081,723	8,053,841

Unconfirmed guarantees:
Local letters of credit	403,660	397,588
Letters of credit	3,477,659	3,807,199
Other unconfirmed guarantees	559,236	838,593

Total	4,440,555	5,043,380

Commercial paper purchase commitments and others	1,908,006	1,855,976

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Loan commitments	52,142,148	56,313,804
Other commitments	1,678,174	1,869,253

(3)	Litigation case

The Bank has filed and faced lawsuits as follows (Unit: Korean Won in millions):

	June 30, 2017
	As plaintiff	As defendant
Number of cases	63 case	151 case
Amount of litigation	419,054	323,886
Provisions for litigations	5,218

	December 31, 2016
	As plaintiff	As defendant
Number of cases	54 case	157 case
Amount of litigation	287,146	232,485
Provisions for litigations	5,218

(4)	Other

The Bank operates Korean Won currency settlement service as for commercial trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the New York State), the Bank is currently performing its own internal investigation to confirm if the Bank has met the requirements on sanction of U.S. Government in respect of its service operation. Meanwhile, the Bank believes that it cannot make reasonable estimation due to possible results from such investigation as of the end of June 2017.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Bank as of June 30, 2017, assets and liabilities recognized, guarantees and commitments, and major transactions with related parties for the period ended June 30, 2017 and 2016 are as follows:

(1)	Related parties

Related parties
Subsidiaries	Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori Private Equity Fund, Woori Credit Information Co., Ltd., Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, Ao Woori Bank, Woori Brazil Bank, Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd., Woori Finance Cambodia, Woori Finance Myanmar, Woori EL Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, TUTU Finance-WCI Myanmar Co., Ltd., Woori Bank Principal and Interest Guaranteed Trust, Woori Bank Principal Guaranteed Trust, Kumho Trust 1st Co., Ltd. and 21 SPCs, Samsung Plus Private Equity Fund 36 and 23 Beneficiary Certificates

Associates

Kumho Tires Co., Ltd., Woori Blackstone Korea Opportunity No.1 Private Equity Fund,

Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., Poonglim Industrial Co., Ltd., STX Engine Co., Ltd., Samho International Co., Ltd., STX Corporation, Woori Columbus 1st Private Equity Fund, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd. and others (Dongwoo C & C Co., Ltd and 18 Associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	June 30, 2017	December 31, 2016
Corporation that have significant influence over the bank	KDIC (*1)	Other assets	—	270,041
		Deposits due to customers	—	1,894,631
		Other liabilities	—	15,568
Subsidiaries	Woori FIS Co., Ltd.	Other assets	107	99
		Deposits due to customers	15,073	40,078
		Other liabilities	17,445	16,248
	Woori Private Equity Asset Management Co., Ltd.	Deposits due to customers	966	1,258
	Woori Finance Research Institute Co., Ltd.	Deposits due to customers	3,754	2,657
		Other liabilities	11	1,534
	Woori Card Co., Ltd.	Other assets	4	13,619
		Deposits due to customers	59,934	64,954
		Other liabilities	11,737	14,769
	Woori Investment Bank Co., Ltd.	Cash and cash equivalents	—	70,000
		Loans	27,600	—
		Other assets	8,933	4,876
		Deposits due to customers	5,743	7,936
		Other liabilities	10,492	6,680
	Woori Private Equity Fund	Other assets	—	3
		Deposits due to customers	294	461
	Woori Credit Information Co., Ltd.	Deposits due to customers	14,233	16,913
		Other liabilities	10,566	10,503
	Woori America Bank	Cash and cash equivalents	2,077	4,394

Related party		A title of account	June 30, 2017	December 31, 2016
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	Cash and cash equivalents	8,959	8,728
		Loans	113,960	157,105
		Allowance for credit loss	(174)	(240)
		Other assets	—	107
		Deposits due to customers	66	23
	Woori Global Markets Asia Limited	Loans	156,516	146,724
		Allowance for credit loss	(228)	(187)
		Deposits due to customers	1,461	272
	Woori Bank China Limited	Cash and cash equivalents	16,856	36,002
		Loans	102,564	247,743
		Allowance for credit loss	(157)	(347)
		Other assets	38,349	73,171
		Deposits due to customers	87,837	71,497
		Other liabilities	38,034	74,213
	AO Woori Bank	Cash and cash equivalents	15,670	453
		Loans	44,784	43,861
		Allowance for credit loss	(68)	(67)
		Other assets	26	8
	Woori Brazil Bank	Loans	1,709	1,813
		Allowance for credit loss	(1)	(4)
	Korea BTL Infrastructure Fund	Other assets	9	9
	Woori Fund Service Co., Ltd.	Deposits due to customers	5,402	5,154
		Other liabilities	1,628	816
	Woori Finance Cambodia	Loans	23,248	24,170
		Allowance for credit loss	(23)	(25)
	Woori Finance Myanmar	Loans	4,558	2,417
		Allowance for credit loss	(4)	(2)
	Woori EL Co., Ltd.	Deposits due to customers	16	22
	Woori Bank Vietnam Limited	Loans	24,846	—
		Allowance for credit loss	(217)	—
		Other assets	113,348	—
	Woori Bank Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other assets	5,786	2,317
		Other liabilities	52,826	62,221
	Structured entities	Loans	13,465	13,627
		Allowance for credit loss	(3,068)	(4,147)
		Other assets	44	164
		Deposits due to customers	9,563	6,959
		Other liabilities	1,373	1,153
	Beneficiary Certificates	Other assets	14	23
Associates	Kumho Tires Co., Ltd.	Loans	225,582	295,075
		Allowance for credit loss	(1,753)	(650)
		Deposits due to customers	12,742	45,957
		Other liabilities	350	99

Related party		A title of account	June 30, 2017	December 31, 2016
Associates	Woori Service Networks Co., Ltd.	Deposits due to customers	1,832	2,572
		Other liabilities	327	358
	Korea Credit Bureau Co., Ltd.	Deposits due to customers	5,218	5,069
		Other liabilities	29	40
	Korea Finance Security Co., Ltd.	Deposits due to customers	2,320	2,801
		Other liabilities	2	6
	Chin Hung International Inc.	Loans	—	4,044
		Allowance for credit loss	—	(4,011)
		Deposits due to customers	56,765	14,047
		Other liabilities	4	5
	Poonglim Industrial Co., Ltd.	Deposits due to customers	4	283
	STX Engine Co., Ltd.	Loans	104,887	107,856
		Allowance for credit loss	(87,597)	(89,436)
		Deposits due to customers	19,559	13,260
		Other liabilities	26	39
	Samho International Co., Ltd.	Loans	34,386	36,568
		Allowance for credit loss	(590)	(628)
		Deposits due to customers	61,179	82,917
		Other liabilities	140	127
	STX Corporation	Loans	51,434	144,006
		Allowance for credit loss	(33,083)	(92,615)
		Deposits due to customers	13,938	14,412
		Other liabilities	25	23
	Others (*2)	Loans	242	619
		Allowance for credit loss	(242)	(253)
		Other assets	2	8
		Deposits due to customers	2,691	4,460
		Other liabilities	69	60

(*1)	As its ownership interest in the Bank is lower than 20% as of June 30, 2017, it has been exclude from the corporation that have significant influence over the Bank.
(*2)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd. and DAEA SNC Co. Ltd. and others.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the six months ended June 30
Related party		A title of account	2017	2016
Corporation that have significant influence over the bank	KDIC(*1)	Interest income	—	6,721
		Interest expenses	15,331	9,123
Subsidiaries	Woori FIS Co., Ltd.,	Fees income	257	227
		Other income	3,565	3,389
		Other expenses	103,904	107,700
	Woori Private Equity Asset Management Co., Ltd.	Fees income	7	4
		Interest expenses	3	183
	Woori Finance Research Institute Co., Ltd.	Fees income	5	4
		Other income	77	147
		Interest expenses	18	17
		Fees expenses	2,800	2,350
	Woori Card Co., Ltd.	Fees income	72,880	65,158
		Other income	428	93
		Interest expenses	25	13
		Fees expenses	8	—
		Other expenses	116	—
	Woori Investment Bank Co., Ltd.	Fees income	306	214
		Interest income	692	—
		Other income	3,326	1,532
		Interest expenses	12	21
		Other expenses	6,889	2,188
	Woori Private Equity Fund	Fees income	1	4
		Interest expenses	1	3
	Woori Credit Information Co., Ltd.	Fees income	29	27
		Dividends	504	1,008
		Other income	196	199
		Interest expenses	93	108
		Fees expenses	5,365	4,789
	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	587	190
		Dividend income	3,300	2,643
		Fees expenses	—	38
		Reversal of impairment losses due to credit loss	(66)	—
	Woori Global Markets Asia Limited.	Interest income	1,211	881
		Fees income	8	—
		Interest expenses	4	111
		Impairment losses due to credit loss (reversal)	41	(11)
	Woori Bank China	Interest income	2,051	2,414
	Limited.	Other income	—	94
		Interest expenses	330	—
		Other expenses	—	47
		Reversal of impairment losses due to credit loss	(190)	(329)
	AO Woori Bank	Interest income	240	278
		Impairment losses due to credit loss (reversal)	1	(32)

			For the six months ended June 30
Related party		A title of account	2017	2016
Subsidiaries	Woori Brazil Bank	Interest income	14	10
		Reversal of impairment losses due to credit loss	(3)	(2)
	Korea BTL Infrastructure Fund	Dividend income	14,249	14,795
		Fees income	38	37
	Woori Fund Service Co., Ltd.	Fees income	9	7
		Other income	80	73
		Interest expenses	46	27
	Woori Finance Cambodia	Interest income	331	234
		Impairment losses due to credit loss (reversal)	(2)	3
	Woori Finance Myanmar	Interest income	54	—
		Impairment losses due to credit loss	2	—
	Woori Bank Vietnam	Interest income	424	—
	Limited	Impairment losses due to credit loss	217	—
	Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other income	3,469	4,045
		Interest expenses	363	351
		Other expenses	16	14
	Structured entities	Interest income	7	520
		Fees income	3,146	3,804
		Interest expenses	5	3
		Impairment losses due to credit loss (reversal)	(1,079)	731
Associates	Kumho Tires Co., Ltd.	Interest income	1,501	1,341
		Fees income	6	6
		Interest expenses	—	37
		Impairment losses due to credit loss	1,103	64
	Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Dividend income	—	2,420
	Woori Service Networks Co., Ltd.	Dividend income	8	12
		Other income	15	15
		Interest expenses	13	27
	Korea Credit Bureau Co., Ltd.	Dividend income	149	136
		Interest expenses	38	78
	Korea Finance Security Co., Ltd.	Dividend income	54	54
		Interest expenses	5	5
	Chin Hung International Inc.	Interest income	53	138
		Fees income	1	1
		Interest expenses	13	12
		Reversal of impairment losses due to credit loss	(4,011)	(1,064)

			For the six months ended June 30
Related party		A title of account	2017	2016
Associates	Poonglim Industrial Co., Ltd.	Interest expenses	—	1
		Reversal of impairment losses due to credit loss	—	(37)
	STX Engine Co., Ltd.	Interest income	672	674
		Fees income	28	20
		Interest expenses	72	30
		Impairment losses due to credit loss (reversal)	(1,839)	544
	Samho International Co., Ltd	Interest income	364	457
		Fees income	6	5
		Interest expenses	214	250
		Reversal of impairment losses due to credit loss	(38)	(460)
	Force TEC Co., Ltd. (*2)	Interest income	—	123
		Impairment losses due to credit loss	—	22,620
	STX Corporation	Interest income	219	562
		Fees income	58	60
		Interest expenses	4	4
		Impairment losses due to credit loss (reversal)	(59,532)	73,380
	Osung LST Co., Ltd. (*3)	Interest income	—	113
		Interest expenses	—	1
	Others (*4)	Interest expenses	5	7
		Reversal of impairment losses due to credit loss	(10)	(938)

(*1)	As its ownership interest in the Bank is lower than 20% as of June 30, 2017, it has been exclude from the corporation that have significant influence over the Bank.
(*2)	The entity is not in scope for the associates, because the Bank does not have significant influence over the entity due to the fact that it is going through workout process under receivership as of June 30, 2017.
(*3)	As the Bank sold its ownership interests in the entities during the year ended December 31, 2016, these entities were excluded from the investment in associates.
(*4)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd. and DAEA SNC Co. Ltd. and others.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	June 30, 2017	December 31, 2016
KDIC (*)	Loan commitment	—	1,500,000
Woori Card Co., Ltd.	Loan commitment	500,000	500,000
Woori Investment Bank	Loan commitment	50,000	50,000
Woori America Bank	Confirmed guarantees in foreign currencies	2,476	26,959
PT Bank Woori Saudara Indonesia 1906 Tbk	Confirmed guarantees in foreign currencies and others	85,999	94,891
Woori Global Markets Asia Limited	Confirmed guarantees in foreign currencies	—	19,336
Woori Bank China Limited	Confirmed guarantees in foreign currencies and others	95,594	104,077
AO Woori Bank	Confirmed guarantees in foreign currencies and others	35,672	44,649
Woori Brazil Bank	Confirmed guarantees in foreign currencies	19,999	27,480
Korea BTL Infrastructure Fund	Securities purchase contract	311,078	313,778
Woori Finance Cambodia	Loan commitment	2,963	3,626
Woori Bank Vietnam Limited	Confirmed guarantees in foreign currencies and others	30,338	—

	Warranty	June 30, 2017	December 31, 2016
Structured entities	Loan commitment in local currency	557,440	466,080
	Loan commitment	688	572
Kumho Tires Co., Inc.	Import credit in foreign currencies and others	8,379	24,187
	Loan commitment	190,055	126,435
Chin Hung International Inc.	Loan commitment	31,749	40,630
STX Engine Co., Ltd.	Import credit in foreign currencies and others	67,922	63,103
Samho International Co., Ltd.	Loan commitment	29,925	27,742
STX Corporation	Import credit in foreign currencies and others	22,717	24,316

(*)	As its ownership interest in the Bank is lower than 20% as of June 30, 2017, it has been exclude from the corporation that have significant influence over the Bank

For the guarantee provided to the related parties, the Bank recognized provisions for guarantees amounting to 75,892 million Won and 73,381 million Won, respectively, as of June 30, 2017 and December 31, 2016.

(5)	Commitments of Derivatives to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	June 30, 2017	December 31, 2016
Woori Card Co., Ltd.	Unsettled commitment	100,000	50,000
Woori Investment Bank	Unsettled commitment	128,775	109,974
Woori Bank China Limited	Unsettled commitment	—	96,152
Structured entities	Unsettled commitment	460,000	350,000

(6)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016 (*)
Salaries	6,524	4,281
Severance and retirement benefits	280	186

Total	6,804	4,467

(*)	There were changes as to the members of key management so the previous year’s compensation has been restated accordingly.

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 1,261 million Won and 5,816 million Won, respectively, as of June 30, 2017, and with respect to the assets, the Bank has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	June 30, 2017	December 31, 2016	2017		2016
			For the three months ended June 30	For the six months ended June 30	For the three months ended June 30	For the six months ended June 30
Trust accounts	44,170,992	38,807,666	213,300	416,316	236,978	426,189

(2)	Significant receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Receivables
Trust fees receivables	25,769	23,667

Payables
Deposits due to customers	1,063,675	1,919,324
Borrowings from trust accounts	2,960,810	2,687,776

Sub-Total	4,024,485	4,607,100

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Revenue
Trust fees	30,472	65,207	19,069	33,277

Expense
Interest expenses on deposits due to customers	5,257	12,400	11,249	24,539
Interest expenses on borrowings from trust accounts	7,569	15,686	12,204	25,320

Sub-Total	12,826	28,086	23,453	49,859

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	As of June 30, 2017 and December 31, 2016, the carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Principal guaranteed trusts
Old-age pension trusts	4,313	4,513
Personal pension trusts	529,455	532,959
Pension trusts	766,951	741,759
Retirement trusts	51,612	53,773
New personal pension trusts	8,337	8,536
New old-age pension trusts	2,671	2,919

Sub-total	1,363,339	1,344,459

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	793	787

Sub-total	812	806

Total	1,364,151	1,345,265

2)	The amounts that the Bank has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Liabilities for the account (subsidy for trust account adjustment)	16	30

47.	EVENTS AFTER REPORTING PERIODS.

The Bank decided to execute a voluntary retirement plan during the six months ended December 31, 2017 through the agreement between labor and management. According to this plan, the related expense will be expected to incur during three months ended September 30, 2017.